SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre Effective Amendment No.
     Post Effective Amendment No.
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 6

Massachusetts Mutual Variable Life Separate Account I
(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company
(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111
(Address of Depositor’s Principal Executive Offices)
(413) 788-8411

Robert Liguori
Senior Vice President and Deputy General Counsel
Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, Massachusetts 01111
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: Continuous

It is proposed that this filing will become effective (check appropriate box)

☐	Immediately upon filing pursuant to paragraph (b) of Rule 485.

☐	On May 1, 2002 pursuant to paragraph (b) of Rule 485.

☐	60 days after filing pursuant to paragraph (a) of Rule 485.

☐	On July , 2002 pursuant to paragraph (a) of Rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

CROSS REFERENCE REQUIRED BY FORM N-6
N-6 Item	Caption in Prospectus

1	Cover Page; Back Cover

2	Summary of Benefits and Risks

3	Fee Tables

4	The Separate Account; The Company; Underlying Funds

5	Charges and Deductions

6	Description of Owner, Insured, and Beneficiary;

Policy Transactions; Death Benefit; Premiums; Other

Information; Other Benefits Available Under the Policy

7	Purchasing a Policy; Premiums; Policy Value

8	Death Benefit; Policy Value

9	Surrenders; Withdrawals; Your Right to a “Free Look”

10	Loans

11	Policy Termination and Reinstatement

12	Federal Income Tax Considerations

13	Legal Proceedings

14	Financial Statements

Caption in Statement of Additional Information

15	Cover Page; Table of Contents

16	The Company; The Separate Account

17	Services

18	Not Applicable

19	Additional Information About the Operation of the Contracts and the Registrant

20	Underwriters

21	Additional Information About Charges

22	Not Applicable

23	Not Applicable

24	Financial Statements (To Be Filed)

25	Performance Data

26	Not Applicable

VUL GuardSM
Issued by Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Life Separate Account I

This prospectus describes an individual, flexible premium, adjustable, variable life insurance policy (the policy) offered by Massachusetts Mutual Life Insurance Company. While this policy is in force, it provides lifetime insurance protection on the insured. In some states the coverage may be issued by certificate under a group contract.

The owner (you or your) has a number of investment choices in this policy. They include a guaranteed principal account (the GPA) and the funds offered through our separate account, Massachusetts Mutual Variable Life Separate Account I (the Separate Account). These funds are listed on the following page.

You bear the investment risk of any premium allocated to these investment funds. The death benefit may vary and the net surrender value will vary, depending on the investment performance of the funds.

This prospectus is not an offer to sell the policy in any jurisdiction where it is illegal to offer the policy or to anyone to whom it is illegal to offer the policy.

The policy provides life insurance protection. It is not a way to invest in mutual funds. Replacing any existing life insurance policy with this policy may not be to your advantage.

The policy:

•	Is not a bank or credit union deposit or obligation.
•	Is not FDIC or NCUA insured.
•	Is not insured by any federal government agency.
•	Is not guaranteed by any bank or credit union.
•	May go down in value.

To learn more about the policy you can obtain a copy of the Statement of Additional Information (SAI), dated [date]. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. For a free copy of the SAI, or for general inquiries, contact our Administrative Office:

Life Customer Service Center Hub
PO Box 1865
Springfield, MA 01102-1865
1-800-272-2216
www.massmutual.com

You may request a free personalized illustration of death benefits, surrender values, and cash values from your financial representative or by calling our Administrative Office.

The SEC has not approved or disapproved this policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

Please read this prospectus carefully before investing. You should keep it for future reference.

The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted.

Effective: [Date]

i

Massachusetts Mutual Variable Life Separate Account I

The following funds are offered through the Massachusetts Mutual Variable Life Separate Account I. You may invest in any of the listed funds as well as the guaranteed principal account.

American Century® Variable Portfolios, Inc.

American Century® VP Income & Growth Fund
American Century® VP Value Fund

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Contrafund® Portfolio (Initial Class)

Goldman Sachs Variable Insurance Trust

Goldman Sachs VIT Capital Growth Fund

INVESCO Variable Investment Funds, Inc.

INVESCO VIF—Financial Services Fund
INVESCO VIF—Health Sciences Fund
INVESCO VIF—Technology Fund

Janus Aspen Series

Janus Aspen Balanced Portfolio (Service)
Janus Aspen Capital Appreciation Portfolio (Service)
Janus Aspen Worldwide Growth Portfolio (Service)

MFS® Variable Insurance Trustsm

MFS® Investors Trust Series
MFS® New Discovery Series

MML Series Investment Fund

MML Blend Fund
MML Emerging Growth Fund
MML Enhanced Index Core Equity Fund
MML Equity Fund
MML Equity Index Fund (Class II)
MML Growth Equity Fund
MML Inflation-Protected Bond Fund
MML Large Cap Value Fund
MML Managed Bond Fund
MML Money Market Fund
MML OTC 100 Fund
MML Small Cap Equity Fund
MML Small Cap Growth Equity Fund
MML Small Company Opportunities Fund

Oppenheimer Variable Account Funds

Oppenheimer Aggressive Growth Fund/VA
Oppenheimer Bond Fund/VA
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Main Street® Growth & Income Fund/VA
Oppenheimer Strategic Bond Fund/VA

Panorama Series Fund, Inc.

Oppenheimer International Growth Fund/VA

Deutsche Asset Management VIT Funds

Scudder VIT Small Cap Index Fund

T. Rowe Price Equity Series, Inc.

T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Equity Income Portfolio
T. Rowe Price Mid-Cap Growth Portfolio

Franklin Templeton Variable Insurance Products Trust

Franklin Small Cap Value Securities Fund (Class 2)
Templeton Foreign Securities Fund (Class 2)

ii

INDEX OF SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the policy, however, certain technical words or terms are unavoidable. We have identified the following as some of these words, or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page
account value	24
Administrative Office	i
attained age	4
contestable period	35
face amount	12
good order	14
grace period	27
guaranteed death benefit measure	26
guaranteed death benefit factors	26
guaranteed death benefit safety test	25
initial face amount	12
initial no lapse period	25
issue date	15
monthly charge date	38
net investment experience	24
net premium	14
net surrender value	31
planned premium	13
policy date	15
policy debt	31
policy debt limit	32
register date	15
valuation date	16
7-pay test	45

SUMMARY OF BENEFITS AND RISKS

The following is a summary of the benefits and risks of the policy. It is only a summary. Additional information on the policy’s benefits and risks can be found in the later sections of this prospectus.

Benefits of the Policy

DEATH BENEFIT	The primary benefit of your policy is life insurance coverage. While the policy is in force, a death benefit will be paid to the beneficiary when the insured dies.

CHOICE OF DEATH BENEFIT OPTIONS
The policy offers four death benefit options. Each is the greater of the minimum death benefit, or:

1.  Level Option:    The current face amount.
2.  Return of Account Value Option:    The current face amount plus the account value
     of the policy.
3.  Return of Premium Option:    The current face amount plus the total of the premiums that were paid, less any premiums refunded.
4.  The current face amount, plus the account value, minus the guaranteed principal account in excess of any policy loan.

RIGHT TO RETURN THE POLICY	You have a limited period of time after the policy is issued during which you can cancel the policy and receive a refund.

VARIABLE INVESTMENT CHOICES	The policy offers a choice of 40 investment divisions within its Separate Account. Each division invests in shares of a designated investment fund.

GUARANTEED PRINCIPAL ACCOUNT	In addition to the above mentioned variable investment choices, you may also invest in the guaranteed principal account (GPA). Amounts allocated to the GPA are guaranteed and earn interest daily.

FLEXIBILITY
The policy is designed to be flexible to meet your specific life insurance needs. Within limitations, you can:
•        choose the timing, amount and frequency of premium payments;
•        change the death benefit option;
•        increase or decrease the policy’s face amount;
•        change the beneficiary;
•        change your investment selections.

TRANSFERS
Within limitations, you may transfer funds among the investment divisions and the guaranteed principal account. We also offer two automated transfer programs: Dollar Cost Averaging and Portfolio Rebalancing.

SURRENDERS AND WITHDRAWALS
You may surrender your policy and we will pay you its net surrender value. You may also withdraw a part of the net surrender value. A withdrawal reduces the policy values and may reduce the face amount of the policy and does not have to be paid back.

LOANS	You may take a loan on the policy. The policy secures the loan. Taking a loan may have adverse tax consequences.

SAFETY TEST
During defined periods of the policy, your policy will not terminate, regardless of its account value, as long as you have made the specified minimum premium payments, the guaranteed death benefit measure is positive, and the policy’s debt limit has not been exceeded.

ASSIGNABILITY	You may assign the policy as collateral for a loan or other obligation.

TAX BENEFITS	You are not generally taxed on the policy’s earnings until you withdraw account value from your policy. This is known as tax deferral.

ADDITIONAL BENEFITS	There are a number of additional benefits you may add to your policy by way of riders. The riders available with this policy are listed in the Other Benefits Available Under the Policy section.

Risks of the Policy

INVESTMENT PERFORMANCE
The value of your policy will fluctuate with the performance of the variable investment divisions you select. Your variable investment divisions may decline in value or they may not perform to your expectations. You bear the investment risk of any account value invested in your variable investment divisions.

SUITABILITY
Variable life insurance is designed for long-term financial planning. It is not suitable as a vehicle for short-term savings. You should not purchase the policy if you will need the premium payment in a short period of time.

TERMINATION
Your policy could terminate if the value of the policy becomes too low to support the policy’s monthly charges, it fails the guaranteed death benefit safety test, or it exceeds its debt limit. Before the policy terminates, however, you will receive a grace period during which you will be notified in writing that your coverage may terminate unless you pay additional premium.

LIMITATIONS ON ACCESS TO CASH VALUE
•    Withdrawals are not available in the 1st policy year or after the insured’s attained age 99. (An insured’s “attained age” is equal to their issue age plus the number of completed policy years.)
•    We may not allow a withdrawal if it would reduce the face amount to less than the policy’s minimum face amount.
•    The minimum withdrawal is $100, including the $25 withdrawal fee.
•    The maximum withdrawal is 75% of the net surrender value.

LIMITATIONS ON TRANSFERS
•    Transfers from the guaranteed principal account are generally limited to one per policy year and may not exceed 25% of its non-loaned value.

•    We reserve the right to restrict transfers initiated by a market-timing organization, or individual, or other party authorized to give transfer instructions on behalf of the policy owner.

IMPACT OF LOANS
Taking a loan from your policy may increase the risk that your policy will terminate. It will have a permanent effect on the policy’s net surrender value and will reduce the death proceeds. Also, policy termination with an outstanding loan can result in adverse tax consequences.

ADVERSE TAX CONSEQUENCES
Under certain circumstances (usually if your premium payments in the first seven years or less exceed specified limits), your policy may become a “modified endowment contract” (MEC). Under federal tax law, loans, withdrawals, and other pre-death distributions received from a MEC policy are taxed as income first and recovery of basis second. Also, distributions includible in income received before you attain age 59½, may be subject to a 10% penalty tax.

Existing tax laws that benefit this policy may change at any time.

ADDITIONAL RISKS
The type of investments that a fund company makes will also create risk. A comprehensive discussion of the risks of each of the funds underlying the divisions of the Separate Account may be found in that fund’s prospectus. You should read the fund’s prospectus carefully before investing.

IMPACT OF TRANSACTIONS ON GUARANTEED DEATH BENEFIT MEASURE AND GUARANTEED DEATH BENEFIT SAFETY TEST
If you choose to allocate premium payments or account value to the guaranteed principal account (GPA) in order to satisfy the guaranteed death benefit (GDB) safety test, you should be aware that:

•    Policy transactions, such as transfers, withdrawals, and loans, which involve the GPA will have an impact on your GDB measure.

•    Changes to your policy that affect the value of the GPA will impact your GDB measure. These policy changes include, but are not limited to: face amount changes, death benefit option changes, premium payment frequency changes, and adding or terminating riders.

If the change or transaction results in a reduction to the GDB measure, your policy may not meet the GDB safety test on the monthly charge date on which the change or transaction if effective.
Therefore, before making a policy change or completing a policy transaction, you should be aware that doing so may put your policy at risk of early termination. You should contact your registered representative and request a new policy illustration that takes into account policy transactions or changes involving the GPA.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. A more detailed description of these fees can be found in the Charges and Deductions section of this prospectus.

Transaction Fees

This table describes fees and expenses that you will pay at the time you pay premium or take account value out of the policy.

Charge	When Charge is Deducted	Current Amount Deducted	Maximum Amount Deducted
Premium Expense Charge	When you pay premium.	All Coverage Years 5% of the premium payment is deducted from the premium	All Coverage Years 5% of the premium payment is deducted from the premium

Surrender Charges[1,2,3]	When you surrender the policy for its net surrender value. Charge may also apply at the time of an elected decrease in face amount.	First Coverage Year Rates per $1,000 of face amount $12.68 – $55.99	First Coverage Year Rates per $1,000 of face amount $12.68 – $55.99

Surrender charge for a 65-year-old male, non-tobacco user, in the standard risk class, with death benefit option 1, and $500,000 face amount.[1,2,3]	When you surrender the policy for its net surrender value. Charge may also apply at the time of an elected decrease in face amount.	First Coverage Year Rates per $1,000 of face amount $55.75	First Coverage Year Rates per $1,000 of face amount $55.75

Withdrawal Fee	When you withdraw a portion of your account value from the policy.	$25 per withdrawal	$25 per withdrawal

1	Maximum and current surrender charges may vary in New York, but will not exceed the maximum surrender charges shown. Please contact your registered representative for more information.
2
The rates vary by the insured’s gender, issue age, and risk classification, and by the year of coverage. This rate may not be representative of the charge that a particular policyowner will pay. If you would like information on the surrender charge rates for your particular situation, you can request a personalized illustration from your financial representative or by calling the Life Service Center at 1-800-272-2216.

3
Surrender charges generally apply for the first 19 years of a segment’s coverage. They decrease each year and in any year will equal the first year’s surrender charge multiplied by the applicable policy year factor listed in the following table. The factors for issue ages above 80, or for attained ages above 80 on additional segments, will be different than those shown below.

Policy Year	Factor	Policy Year	Factor
1	1.00	11	0.53
2	0.94	12	0.50
3	0.89	13	0.45
4	0.84	14	0.41
5	0.79	15	0.34
6	0.74	16	0.28
7	0.70	17	0.21
8	0.66	18	0.14
9	0.61	19	0.07
10	0.57	20	0.00

Periodic Charges Other than Fund Operating Expenses

This table describes the fees and expenses that you will pay periodically, other than fund operating expenses, during the time that you own the policy.

Charge	When Charge is Deducted	Current Amount Deducted	Maximum Amount Deducted
Insurance charge[1] • $50,000-$5,000,000 face amount • $5,000,001+ face amount	Monthly, on the policy’s monthly charge date.	Minimum/Maximum[2] Rates per $1000 of Insurance Risk: $0.0-$40.228522 $0.0-$38.619381	Minimum/Maximum[2] Rates per $1000 of Insurance Risk: $0.0-$83.33

Insurance charge for a 65-year-old male, non-tobacco user, in the standard risk class, with death benefit option 1, and $500,000 face amount. [1,2,3]	Monthly, on the policy’s monthly charge date.	Rate per $1000 of Insurance Risk: $0.366159[3]	Rate per $1000 of Insurance Risk: $0.760833[3]

Administrative Charge	Monthly, on the policy’s monthly charge date.	$9 per policy	$12 per policy

Asset Charge[4]	Daily
Annual Rates:
Policy Years 1-15
•  $0-$49,999.99: 1.00%
•  $50,000-$99,999.99: 0.75%
•  $100,000+ : 0.50%
of the policy’s average daily net assets in the separate account

Policy Years: 16+
0.50% of the policy’s average daily net assets in the separate account.

Annual Rates:
Policy Years 1-15
•  $0-$49,999.99: 1.15%
•  $50,000-$99,999.99: 0.90%
• $100,000+ : 0.65%
of the policy’s average daily net assets in the separate account

Policy Years: 16+
0.50% of the policy’s average daily net assets in the separate account.

Face Amount Charge[5]	Monthly, on the policy’s monthly charge date.	Rates per $1000 of the face amount. Years 1-5: $0.10-$0.41 Years 6+: $0	Rates per $1000 of the face amount. Years 1-5: $0.10-$0.41 Years 6+: $0

Face amount charge for a 65-year-old male, non-tobacco user, in the standard risk class, with death benefit option 1,and $500,000 face amount.[3]	Monthly, on the policy’s monthly charge date.	Rate per $1000 of Insurance Risk: $0.15[3]	Rate per $1000 of Insurance Risk: $0.15[3]

Rider Charges:		Minimum-Maximum	Minimum-Maximum

• Additional Insurance • $50,000-$5,000,000 face amount • $5,000,001+ face amount	Monthly, on the policy’s monthly charge date.	Rates per $1000 of Insurance Risk: • $0.012563-$40.228522 • $0.012073-$38.619381 Rates per $1000 of the face amount: • Yrs 1-5: $0.10-$0.41 • Yrs 6+ : $0	Rates per $1000 of Insurance Risk • $0.056666-$83.33 Rates per $1000 of the face amount: • Yrs 1-5: $0.10-$0.41 • Yrs 6+ : $0

• Guaranteed Insurability	Monthly, on the policy’s monthly charge date.	Rates per $1000 of Option Amount • $0.03-$0.11	Rates per $1000 of Option Amount • $0.03-$0.11

• Disability Benefit	Monthly, on the policy’s monthly charge date.	Rates per $1 of Monthly Deduction • $0.012-$0.262 Rates per $1 of Specified Benefit Amount • $0.00-$0.384	Rates per $1 of Monthly Deduction • $0.012-$0.262 Rates per $1 of Specified Benefit Amount • $0.00-$0.384

• Substitute of Insured	At the time the substitution is made	$75	$75

• Waiver of Monthly Charges	Monthly, on the policy’s monthly charge date.	Rates per $1 of Monthly Deduction • $0.012-$0.262	Rates per $1 of Monthly Deduction • $0.012-$0.262

Periodic Charges Other than Fund Operating Expenses (Continued)

Charge	When Charge is Deducted	Current Amount Deducted	Maximum Amount Deducted
Rider Charges (continued):		Minimum-Maximum	Minimum-Maximum

• Waiver of Specified Premium	Monthly, on the policy’s monthly charge date.	Rates per $1 of Monthly Deduction • $0.012-$0.262 Rates per $1 of Specified Premium Amount • $0.00-$0.384	Rates per $1 of Monthly Deduction • $0.012-$0.262 Rates per $1 of Specified Premium Amount • $0.00-$0.384

Loan Interest Rate Expense Charge	Loan interest accrues daily on outstanding loan balances.	Policy Years 1-15: 1.00% Policy Years 16+: 0.00% (Deducted from the policy loan rate when crediting interest to the policy’s loan value.)	Policy Years 1-15: 1.00% Policy Years 16+: 0.25% (Deducted from the policy loan rate when crediting interest to the policy’s loan value.)

1
The rates vary by the insured’s gender, issue age, and risk classification, and by the year of coverage. This rate may not be representative of the charge that a particular policyowner will pay. If you would like information on the insurance charge rates for your particular situation, you can request a personalized illustration from your financial representative or by calling the Life Service Center at 1-800-272-2216.

2	The insurance charge rates reflected in this table are for standard risks; the maximum insurance charges are based on the 1980 Commissioners Standard Ordinary (1980 CSO) Tables.
3	The rates shown for the “representative insured” are 1st year rates only.
4	The asset charge is deducted from the assets of the Separate Account only.
5	The rates will vary by issue age of the insured and by years of coverage.

Annual Fund Operating Expenses

This table describes the fund fees and expenses that you will pay daily during the time that you own the policy. The table shows the range (minimum and maximum) of fees and expenses that are deducted from fund company assets, including management fees, distribution fees and/or 12b-1 fees and other expenses. These fees and expenses are expressed as a percentage of average net assets, for the year ended December 31, 2001. More detail concerning an individual fund’s fees and expenses is contained in the fund’s prospectus.

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses	0.26%	1.69%

The following table provides more specific information about the total fund operating expenses of each fund. The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2001.

Investment Management Fees and Other Expenses

Total fund operating expenses expressed as a percentage of average net assets for the year ended December 31, 2001.

Fund Name	Management Fees	Other Expenses	12b-1 Fees	Total Fund Operating Expenses	Total Net Fund Operating Expenses (Including Contractual Waivers, Limitations and Reimbursements)
American Century® VP Income & Growth Fund	0.70%	0.00%	—	0.70%	0.70%
American Century® VP Value Fund	0.97%	0.00%	—	0.97%	0.97%
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.58%	0.10%	—	0.68%[1]	0.68%[1]
Goldman Sachs VIT Capital Growth Fund	0.75%	0.94%[2]	—	1.69%[2]	1.69%[2]
INVESCO VIF– Financial Services Fund	0.75%	0.32%	—	1.07%[10]	1.07%
INVESCO VIF– Health Sciences Fund	0.75%	0.31%	—	1.06%[10]	1.06%
INVESCO VIF–Technology Fund	0.75%	0.32%	—	1.07%	1.07%
Janus Aspen Balanced Portfolio (Service)	0.65%	0.01%	0.25%	0.91%	0.91%
Janus Aspen Capital Appreciation Portfolio (Service)	0.65%	0.01%	0.25%	0.91%	0.91%
Janus Aspen Worldwide Growth Portfolio (Service)	0.65%	0.04%	0.25%	0.94%	0.94%
MFS® Investors Trust Series	0.75%	0.15%[3]	—	0.90%	0.90%[3]
MFS® New Discovery Series	0.90%	0.19%[3]	—	1.09%	1.06%[3]
MML Blend Fund	0.38%	0.02%[4]	—	0.40%	0.40%
MML Emerging Growth Fund	1.05%	0.32%[4]	—	1.37%	1.16%[4]
MML Enhanced Index Core Equity Fund	0.55%	0.21%	—	0.76%	0.66%
MML Equity Fund	0.37%	0.03%[4]	—	0.40%	0.40%
MML Equity Index Fund (Class II)	0.10%	0.24%[5]	—	0.34%	0.26%[5]
MML Growth Equity Fund	0.80%	0.19%[4]	—	0.99%	0.91%[4]
MML Inflation-Protected Bond Fund	0.60%	0.09%[4]	—	0.69%	0.69%[4]
MML Large Cap Value Fund	0.80%	0.07%[4]	—	0.87%	0.87%
MML Managed Bond Fund	0.47%	0.01%[4]	—	0.48%	0.48%
MML Money Market Fund	0.48%	0.02%[4]	—	0.50%	0.50%
MML OTC 100 Fund	0.45%	0.26%[4]	—	0.71%	0.56%[4]
MML Small Cap Equity Fund[6]	0.65%	0.04%[4]	—	0.69%	0.69%
MML Small Cap Growth Equity Fund	1.07%	0.08%[4]	—	1.15%	1.15%
MML Small Company Opportunities Fund	1.05%	0.29%	—	1.34%	1.16%
Oppenheimer Aggressive Growth Fund/VA	0.64%	0.04%	—	0.68%	0.68%

Fund Name	Management Fees	Other Expenses	12b-1 Fees	Total Fund Operating Expenses	Total Net Fund Operating Expenses (Including Contractual Waivers, Limitations and Reimbursements)
Oppenheimer Bond Fund/VA	0.72%	0.05%	—	0.77%	0.77%
Oppenheimer Capital Appreciation Fund/VA	0.64%	0.04%	—	0.68%	0.68%
Oppenheimer Global Securities Fund/VA	0.64%	0.06%	—	0.70%	0.70%
Oppenheimer High Income Fund/VA	0.74%	0.05%	—	0.79%	0.79%
Oppenheimer Main Street®Growth & Income Fund/VA	0.68%	0.05%	—	0.73%	0.73%
Oppenheimer Strategic Bond Fund/VA	0.74%[7]	0.05%	—	0.79%	0.79%
Oppenheimer International Growth Fund/VA	1.00%	0.05%	—	1.05%	1.05%
Scudder VIT Small Cap Index Fund[8]	0.35%	0.28%	—	0.63%[8]	0.63%[8]
T. Rowe Price Blue Chip Growth Portfolio	0.85%	0.00%	—	0.85%	0.85%
T. Rowe Price Equity Income Portfolio	0.85%	0.00%	—	0.85%	0.85%
T. Rowe Price Mid-Cap Growth Portfolio	0.85%	0.00%	—	0.85%	0.85%
Franklin Small Cap Value Securities Fund (Class 2)	0.60%[9]	0.20%	0.25%[9]	1.05%	1.02%[9]
Templeton Foreign Securities Fund[9] (Class 2)	0.68%	0.22%	0.25%	1.15%[9]	1.15%[9]

1
Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund’s expenses. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund’s custodian expenses. These offsets may be discontinued at any time. Including these reductions, the Other Expenses for the VIP II Contrafund Portfolio (Initial Class) would have been 0.06% decreasing the VIP II Contrafund Portfolio’s (Initial Class) total fund expenses to 0.64%.

2
Goldman Sachs Asset Management, the investment adviser to the Fund, has voluntarily agreed to reduce or limit certain “Other Expenses” of such Fund (excluding management fees, taxes, interest, brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed the percentage stated in the table, as calculated per annum, of such Fund’s average daily net assets. If included, the “Other Expenses” and “Total Operating Expenses” for the Goldman Sachs VIT Capital Growth Fund would be 0.25% and 1.00% respectively, of the Fund’s average daily net assets and are based on actual expenses for the fiscal year ended December 31, 2001. The expense reductions or limitations may be discontinued or modified by the Investment Adviser at their discretion at any time.

3
These Series have an expense offset arrangement that reduces the Series’ custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent. The Series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series’ expenses. The other expenses for the Series take into account these expense reductions, and are therefore, lower than the actual expenses of the Series. MFS has contractually agreed, subject to reimbursement, to bear expenses for the New Discovery Series such that the Series’ “Other Expenses” (after taking into account the expense offset arrangement described above), does not exceed 0.15% of the daily net assets of the series during the current fiscal year. Had these fee reductions not been taken into account, total operating expenses for the MFS Investors Trust Series and MFS New Discovery Series would be equal to 0.90% and 1.09%, respectively.

4
MassMutual has agreed to bear expenses of the MML Blend Fund, MML Emerging Growth Fund, MML Enhanced Index Core Equity Fund, MML Equity Fund, MML Growth Equity Fund, MML Inflation-Protected Bond Fund, MML Large Cap Value Fund, MML Managed Bond Fund, MML Money Market Fund, MML OTC 100 Fund, MML Small Cap Equity Fund, MML Small Cap Growth Equity Fund and MML Small Company Opportunities Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of the Funds through April 30, 2003. The expenses shown for MML Enhanced Index Core Equity Fund, MML Emerging Growth Fund, MML Growth Equity Fund, MML Inflation-Protected Bond Fund, MML OTC 100 Fund and MML Small Company Opportunities Fund include this reimbursement. We did not reimburse any expenses of the MML Blend Fund, MML Equity Fund, MML Managed Bond Fund, MML Money Market Fund, MML Large Cap Value Fund, MML Small Cap Equity Fund and MML Small Cap Growth Equity Fund in 2001.

5
Effective February 28, 2002, MassMutual has agreed, through April 30, 2004, to bear the expenses, (other than interest, taxes, brokerage commissions and extraordinary expenses) to the extent that total operating expenses, as a percentage of average daily net assets, exceed 0.26%. With this reimbursement, Other Expenses is 0.16%.

6	Prior to May 1, 2002, this Fund was called MML Small Cap Value Equity Fund.
7
OppenheimerFunds, Inc. (OFI) will reduce the management fee by 0.10% as long as the fund’s trailing 12-month performance at the end of the quarter is in the fifth Lipper peer-group quintile; and by 0.05% as long as it is in the fourth quintile. The waiver is voluntary and may be terminated by the Manager at any time.

8
Deutsche Asset Management, Inc. (The Advisor) has voluntarily agreed to waive its fees and/or reimburse expenses of the Fund, to the extent necessary, to limit all expenses to the current expense cap listed. Deutsche Asset Management does not guarantee that the fee waiver will remain in effect and could be subject to change. Including this expense cap reimbursement the management fees, other expenses, and total fund operating expenses for the Scudder Small Cap Index Fund would be 0.35%, 0.10%, and 0.45% respectively. Prior to May 1, 2002, the Scudder VIT Small Cap Index Fund was called Deutsche VIT Small Cap Index Fund.

9
The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the fund’s investment in a Franklin Templeton money fund. This reduction is required by the Board of Trustees (Board) and an order of the Securities and Exchange Commission. While the maximum amount payable under the fund’s Class 2 rule 12b-1 plan is 0.35% per year of the Fund’s average daily net assets, the fund’s Board has set the current rate at 0.25% per year.

10	Actual was lower than shown because custodian fees were reduced under an expense offset arrangement

(See the fund prospectuses for more information.)

THE COMPANY

Massachusetts Mutual Life Insurance Company (the “Company”) is a global, diversified financial services organization providing life insurance, long-term care insurance, annuities, disability income products and investments to individuals; and life insurance, investment and retirement and savings products to institutions. MassMutual is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851.

In this prospectus we will also refer to the Company as “MassMutual”, “we”, “us”, or “our”.

The Company’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

VUL GUARDSM

General Overview

The policy is a contract between you (the owner) and MassMutual. In exchange for your premium payments, we agree to pay a death benefit to the beneficiary when the insured dies.

The policy provides premium payment and death benefit flexibility. It permits you to vary the frequency and amount of premium payments and to increase or decrease the policy’s face amount. The policy also offers you a choice of four death benefit options and you can, within limitations, change your death benefit option. You cannot, however, change the death benefit after the insured’s attained age 99. This flexibility allows you to meet changing insurance needs under a single life insurance policy.

Generally, you are not taxed on policy earnings until you take money out of the policy. In most cases, you will not be taxed on the amounts you take out until the total of all your withdrawals exceeds the amount of all your premium payments. This is known as tax deferral.

The policy is called variable life insurance because you can choose to allocate your net premium payments among various investment choices. Your choices include the funds listed in this prospectus and a guaranteed principal account (GPA). Your policy value and the amount of the death benefit we pay may vary depending on the investment performance of the funds you select, the interest we credit on the GPA, and the death benefit option you select.

When the insured dies, if the policy is still in force, we will pay the beneficiary a death benefit. The policy offers a number of death benefit payment methods.

The prospectus describes the policy. Since it is not intended to address all situations, the actual provisions of your policy will control. You should consult your policy for more information about its terms and conditions, and for any state-specific variances that may apply to your policy.

O WNER, INSURED, BENEFICIARY

Owner

The owner is the person who applies for the policy and who will generally make the choices that determine how the policy operates while it is in force. When we use the terms “you” or “your”, in this prospectus, we are referring to the owner.

Insured

The insured is the person on whose life the policy is issued. You name the insured in the application for the policy. We will not issue a policy for an insured who is more than 90 years old. Before issuing a policy, we will require evidence that the insured is, in fact, insurable. This will usually require a medical examination.

Beneficiary

The beneficiary is the person you name in the application to receive any death benefit. You may name different classes of beneficiaries, such as primary and secondary. These classes will set the order of payment.

Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies by sending a written request to our Administrative Office. If an irrevocable beneficiary has been named, the owner must have their consent to change the beneficiary. Generally, the change will take effect as of the date your request is signed.

If no beneficiary is living when the insured dies, unless you have given us different instructions, we will pay you the death benefit. If you are deceased, it will be paid to your estate.

PURCHASING A POLICY AND YOUR RIGHT TO CANCEL

Purchasing A Policy

To purchase a policy you must send us a completed application. The minimum initial face amount of a policy is currently $50,000. The owner selects, within our limits, the policy’s face amount. It is used to determine the amount of insurance coverage the policy provides while it is in force. The initial face amount is the face amount on the policy date. It will be listed on the first page of your policy.

We determine whether to accept or reject the application for the policy and the insured’s risk classification. Coverage under the policy generally becomes effective on the policy’s issue date. However, if we have not received the first premium and all documents necessary to process the premium by the issue date, coverage will not begin until the date those items are received, in good order, at our Administrative Office.

Your Right To A “Free Look”

You have the right to examine your policy. If you change your mind about owning it, generally, you may cancel it within 10 days of receiving it. If you cancel the policy we will issue you a refund. The free look period and the amount refunded may vary depending on your state’s requirements.

Most states require us to refund the policy’s account value less any policy debt. In these states, if your premium is received in good order, it is allocated to your investment choices on the day after the policy’s issue date.

Certain other states require us to refund the premium paid less withdrawals and debt, and a few states require we refund your full premium. In those states your premium payment is held in the Money Market division of the separate account during the free look period.

To cancel the policy, return it to us at our Administrative Office, to the agent who sold the policy, or to one of our agency offices.

PREMIUMS

The planned premium amount you pay is based on a number of factors including, but not limited to:
•	face amount,
•	the insured’s gender,
•	the insured’s issue age
•	the insured’s risk classification,
•	policy charges, and
•	whether or not any riders apply to the policy.

Premium Payments and Payment Plans

All premium payments should be sent to us either at our Administrative Office or at the address shown on the premium notice.

First Premium

Generally, you determine the first premium you want to pay for the policy, but it must be at least equal to the minimum initial premium. The minimum initial premium depends on:
•	your chosen premium frequency,
•	the policy’s initial face amount and death benefit option,
•	the issue age, gender, and risk classification of the insured, and
•	any riders on the policy.

Planned Premiums

When applying for the policy, you select (within the policy limitations) the planned premium and the payment frequency (annual, semiannual, quarterly, or monthly check service).

The amount of the planned premium and the premium frequency you select are shown on your policy’s specifications page(s). We will send you premium notices based on your selections.

If a planned premium payment is not made, the policy will not necessarily terminate. Conversely, making planned premium payments does not necessarily guarantee the policy will remain in force.

To change the amount and frequency of planned premiums, send a request to us at our Administrative Office.

Premium Payment Plan

You may elect to pay premiums by pre-authorized check. Under this procedure, we automatically deduct premium payments each month from a bank account you designate. We will not send a bill for these automatic payments. You can discontinue this service by contacting our Administrative Office.

Changes to the timing and frequency of premium payments can impact the ongoing premium necessary to guarantee this policy will not lapse under the guarantee death benefit safety test. For example, changing your premium mode from annual to monthly will result in a change to the amount deposited in the GPA that is necessary to satisfy the guaranteed death benefit safety test. However, if the guarantee death benefit safety test is met, lapse is prevented unless the policy exceeds its debt limit.

Premium Flexibility

After you have paid the first premium, within limits you may pay any amount at any time while the insured is living. There are no required premium payments; however, you may elect to set-up a “Planned Premium” payment plan. Premium payment plans are discussed above in the Premium Payments and Payment Plans section.

The minimum premium payment we will accept is $20.

In some cases, applying a subsequent premium payment in a policy year could result in your policy becoming a modified endowment contract (MEC). If so, we will follow these procedures:

•
For an unbilled subsequent premium payment, we will credit only that part of your premium payment to your policy that will not cause it to become a modified endowment contract, unless you’ve previously told us in writing that you want your policy to become a MEC. We will refund any remaining premium that we cannot apply and return it to you.

•
If we receive this subsequent premium payment within 21 days prior to your policy anniversary date and we have billed you for a planned premium due on or about the policy anniversary date, this payment will not be in good order. We’ll hold the payment and we will contact you for instructions on how to apply the payment.

•
If we receive the subsequent premium payment within 10 days prior to your policy anniversary date and we’ve billed you for a planned premium due on or about the policy anniversary date, such premium payment will not be in good order and we’ll hold this payment. We will credit it to your policy on the policy anniversary date. If the policy anniversary date is not a valuation date, then the payment will be credited on the next valuation date following your policy anniversary. In such case, we will notify you of our action after we credit your premium payment.

These procedures may not apply if there has been a material change to your policy that impacts the 7-pay limit or 7-pay period.

Premium Limitations

The Internal Revenue Code (IRC) has limits on the amount of money you may put into a life insurance contract and still meet their definition of life insurance for tax purposes. There are two tests under the IRC rules that are used to determine if a policy meets their guidelines:
•	the Cash Value Accumulation Test, and
•	the Guideline Premium Test.

If you choose the Cash Value Accumulation Test, the maximum premium you can pay each policy year is the greatest of:
(a)	an amount equal to $100 plus double the premium expense factor for the policy;
(b)	the amount of premium paid in the preceding policy year; or
(c)	the highest premium payment amount that would not increase the insurance risk.

If you choose the Guideline Premium Test, the maximum premium for each policy year is the lesser of:
(a)	the maximum premium for the Cash Value Accumulation Test; or
(b)	the Guideline Premium Test amount which will be stated in the policy.

We may refund any amount of premium payment that exceeds the limit under the test you have chosen for your policy. If we did not refund the excess premium, the policy may no longer qualify as life insurance under federal tax law.

For more information on these tests, please read the “Minimum Death Benefit” section.

How and When Your Premium Is Allocated

Net Premium

Net premium is a premium payment received in good order and accepted by us minus the premium expense charge.

Good order means that all the necessary documents and forms are complete and in our possession.

The net premium is allocated among the divisions of the Separate Account and the guaranteed principal account according to your current instructions on our Premium Allocation Request form.

Net Premium Allocation

When applying for the policy, you indicate how you want net premiums allocated among the divisions and the guaranteed principal account. You must set your net premium allocation in terms of whole-number percentages that add up to 100%. Or, you can specify a dollar amount for the GPA and allocate the balance to your selected funds by percentages totaling 100%.

Example:

Assume your current premium allocation instructions state that $100 of your net premiums should be allocated to the GPA and any amount in excess of $100 is to be allocated evenly to the GPA, the MML Blend Fund, the MML Equity Fund, and the Oppenheimer Strategic Bond Fund/VA. Also assume you send in a premium payment that results in a net premium of $400. In this situation, $175 is credited to the GPA ($100 plus ¼ of amount in excess of $100), $75 is credited to the MML Blend Fund, $75 is credited to the MML Equity Fund, and $75 is credited to the Oppenheimer Strategic Bond Fund.

If you have allocated a specific dollar amount to the GPA, we will allocate that dollar amount first and then allocate any remaining net premium based on the percentage allocation. If you have allocated a specific dollar amount to the GPA and we receive a premium such that the net premium is less than that dollar amount, we will allocate the entire net premium to the GPA.

Example:

Assume your current premium allocation instructions state that $100 of your net premiums should be allocated to the GPA and any amount in excess of $100 is to be allocated evenly to the GPA, the MML Blend Fund, the MML Equity Fund, and the Oppenheimer Strategic Bond Fund/VA. Also assume you send in a premium payment that results in a net premium of $90. In this situation, the entire $90 is credited to the GPA and nothing will be credited to any of the other funds in your net premium allocation instructions.

You may change your net premium allocation at any time by sending a Premium Allocation Request form to us at our Administrative Office. You may also change your net premium allocation by telephone or through our website, subject to certain restrictions. We may be liable for any losses due to unauthorized or fraudulent instructions. Therefore, we will take reasonable steps to confirm that instructions given to us by telephone are genuine. We may tape record all telephone instructions.

When Net Premium Is Allocated

The policy date, issue date, and register date of your policy may affect the allocation of your net premiums. This, in turn, can affect the investment earnings and interest credited on your policy account value.

The issue date is the date we actually issue the policy. The policy date normally is the same date as the issue date. However, you may request in your application that we set the policy date to be a specific date earlier than the issue date. In this case, monthly charges will be deducted as of the requested policy date. These deductions will cover a period of time during which the policy is not in effect.

The register date is the first date premiums will be allocated. We set the register date depending on the type of refund offered under your policy’s right to return provision. The register date must also be a valuation date.

Allocation of Initial and Subsequent Net Premiums

We will allocate any net premiums received before the register date of the policy to our general investment account. These amounts will be allocated among the divisions and the guaranteed principal account according to your net premium allocation instructions on the register date.

However, if your premium allocation instructions indicate that a specific dollar amount of each net premium should be deposited to the GPA, we will allocate your policy’s value as follows:

(a)	We will determine the number of premium payments that would have been made, according to the premium payment frequency you have chosen, between the policy date and the day before the register date,
(b)	We will multiply the dollar amount you have instructed us to allocate to the GPA by the number of premium payments determined in (a) above,
(c)	We will deposit that amount to the GPA, and
(d)	We will allocate the remaining amount according to your current premium percentage allocation instructions.

Example:

The register date is five months later than the policy date. You have elected to pay premiums quarterly, therefore, according to your planned premium payment frequency, two payments would have been made. Your premium allocation instructions state that $100 should be allocated to the GPA and the remaining amount should be allocated equally between the GPA and the MML Blend Fund. Your net premiums are deposited to the general investment account and on the register date the total amount to be allocated is $500.

In this situation, we would allocate $350 to the GPA ($100 x 2 payments, plus $150 which is ½ of the remaining amount to be allocated) and $150 to the MML Blend Fund.

If the state in which you live requires us to refund the policy’s account value less any policy debt, the register date is the valuation date that is on, or next follows, the later of:

a.	the day after the issue date of the policy, or
b.	the day we receive the first premium payment in good order.

If you live in a state that requires us to refund either your full premium or the premium you paid less withdrawals and less debt:

1.	The register date is the valuation date that is on, or next follows, the later of:
•	The day after the end of the right to return period; or
•	The day we receive the first premium in good order.
2.	We will allocate any net premiums received after the issue date but before the register date to the Money Market division; and

3.	We will allocate any values in the policy held as of the issue date to the Money Market division on the first valuation date after the issue date.

We will apply your subsequent premium payments that are received on or after the register date on the valuation date we receive it, in good order, at our Administrative Office or at the address shown on the premium notice. Subsequent premium payments will be applied in accordance with your premium allocation instructions. If we receive your subsequent premium payment in good order on a non-valuation date or after the close of a valuation date, we will apply your payment on the next valuation date.

A valuation date is any day on which the net asset value of the units of each division of the Separate Account is determined. Generally, this will be any date on which the New York Stock Exchange (NYSE), or its successor, is open for trading. Our valuation date ends when the NYSE closes. This is usually at 4:00 p.m. Eastern Time.

The following diagram provides an overview of how premium payments flow through your policy and where deductions for fees and expenses are taken.

Understanding policy expenses and cash flow

The chart to the right illustrates how cash normally flows through a VUL Guard℠ policy.

The shaded boxes show the fees and expenses you pay directly or indirectly under your policy. These are explained in the pages that follow.

Depending on the state of issue we may hold your initial net premium payments in the Money Market investment option until the Right to Return period is completed.

Your Premium
You make a premium payment
We deduct a premium expense charge
Net Premium
We allocate the net premium to the investment options you choose
The fund deducts advisory fees and other fund expenses from the portfolios
Guaranteed Principal Account
We hold amounts you allocate to this option in the general investment account
Variable Investment Options
We hold amounts you allocate to these options ("division") in the Separate Account
Separate Account VUL Guard℠ Segment
The variable investment divisions invest in the fund's portfolios
We deduct an asset charge daily
Loan Account
Accumulated value set aside to secure a policy loan
We credit or debit investment earnings or losses
The loan interest rate expense charge reduces the interest credited on the Loan Account
We make monthly deductions*
We deduct:
- insurance charge
- administrative charge
- face amount charge
- rider charges
Account Value
If you make a partial withdrawal
We deduct a $25 withdrawal fee
Death Benefit
We pay your selected Death Benefit less any outstanding policy debt
If you surrender your policy
We deduct any policy debt and any applicable surrender charges

* After the first two policy months, monthly charges are deducted from the Guaranteed Principal Account portion of your account value. Please see the "Monthly Charges Against Account Value" section.

INVESTMENT CHOICES

The Separate Account

The part of your premium that you invest in your variable investment divisions is held in an account that is separate from the general assets of the Company. This account is called the Massachusetts Mutual Variable Life Separate Account I. In this prospectus we will refer to it simply as the “Separate Account”.

We established the Separate Account on July 13, 1988, according to the laws of the Commonwealth of Massachusetts. We registered it with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The Separate Account exists to keep your life insurance assets separate from our other company assets. As such, any income, gains, or losses credited to, or charged against, the Separate Account reflect only the Separate Account’s own investment experience. At no time will the Separate Account reflect the investment experience of the Company’s other assets.

We may not use the assets in the Separate Account to pay any liabilities of the Company other than those arising from the VUL GuardSM policies. We may, however, transfer to our general investment account any assets that exceed anticipated obligations of the Separate Account. We are required to pay, from our general assets, if necessary, all amounts promised under the VUL GuardSM policies.

We have established a segment within the Separate Account to receive and invest premium payments for the VUL GuardSM policies. When we talk about the Separate Account in this prospectus, we are specifically referring to the VUL GuardSM segment of the Separate Account.

Currently, the VUL GuardSM segment of the Separate Account is divided into 40 divisions. Each division purchases shares in a corresponding fund. The underlying funds are listed in the next section.

Some of the underlying funds offered are similar to mutual funds offered in the retail marketplace. They may have the same investment objectives and portfolio managers as the retail funds. The funds offered in the VUL GuardSM policy, however, are set up exclusively for variable annuity and variable life insurance products. Their shares are not offered for sale to the general public and their performance results will differ from the performance of the retail funds.

Policyowners do not invest directly into the underlying mutual funds. Instead, they invest in the Separate Account divisions which then purchase shares of the corresponding underlying mutual fund. The Separate Account owns the fund shares, The Company owns the Separate Account.

Following is a table listing the investment funds in which the divisions of the Separate Account invest, information on each fund’s adviser and sub-adviser if applicable, as well as the investment objective of the fund being offered. More detailed information concerning the funds and their investment objectives, strategies, policies, risks and expenses is contained in each fund’s prospectuses. A copy of each underlying fund’s prospectus is attached to this prospectus.

Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective

American® Century Variable Portfolios, Inc. (“American Century VP”)

American Century® VP Income & Growth Fund	Adviser: American Century Investment Management, Inc. (“American Century”) Sub-Adviser: N/A
Seeks growth of capital by investing in common stocks. Income is a secondary objective. The fund pursues a total return and dividend yield that exceed those of the S&P 500 by investing in stocks of companies with strong expected returns.

American Century® VP Value Fund	Adviser: American Century Investment Management, Inc. (“American Century”) Sub-Adviser: N/A	Seeks long-term capital growth by investing primarily in common stocks of companies believed to be undervalued at the time of purchase. Income is a secondary objective.

Fidelity® Variable Insurance Products (“VIP”) Fund

Fidelity’s® VIP Contrafund® Portfolio (Initial Class)	Adviser: Fidelity Management & Research Company (“FMR”) Sub-Adviser: N/A	Seeks long-term capital appreciation. Invests primarily in stocks of domestic and foreign companies whose value the investment adviser believes is not fully recognized by the public.

Goldman Sachs Variable Insurance Trust (“Goldman Sachs VIT”)

Goldman Sachs VIT Capital Growth Fund	Adviser: Goldman Sachs Asset Management (“GSAM”) Sub-Adviser: N/A
Seeks long-term growth of capital by investing, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at the time of purchase in a diversified portfolio of equity investments that are considered by the investment adviser to have long-term capital appreciation potential.

INVESCO Variable Investment Funds, Inc. (“INVESCO VIF”)

INVESCO VIF-Financial Services Fund	Adviser: INVESCO Funds Group, Inc. (“INVESCO”) Sub-Adviser: N/A	Seeks capital appreciation. It normally invests primarily in the equity securities of companies involved in the financial-services sector.

INVESCO VIF-Health Sciences Fund	Adviser: INVESCO Funds Group, Inc. (“INVESCO”) Sub-Adviser: N/A	Seeks capital appreciation. It invests primarily in the equity securities of companies that develop, produce, or distribute products or services related to health care.

INVESCO VIF-Technology Fund	Adviser: INVESCO Funds Group, Inc. (“INVESCO”) Sub-Adviser: N/A	Seeks capital appreciation. The fund normally invests primarily in the equity securities of companies engaged in technology-related industries.

Janus Aspen Series (“Janus Aspen”)

Janus Aspen Balanced Portfolio (Service)	Adviser: Janus Capital Sub-Adviser: N/A
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income by normally investing 40-60% of its assets in securities selected primarily for their income potential. The Portfolio will normally invest at least 25% of its assets in fixed-income securities.

Janus Aspen Capital Appreciation Portfolio (Service)	Adviser: Janus Capital Sub-Adviser: N/A
Seeks long-term growth of capital. The portfolio invests primarily in common stocks selected for their growth potential. It may invest in companies of any size, from larger, well-established companies to smaller, emerging-growth companies.

Janus Aspen Worldwide Growth Portfolio (Service)	Adviser: Janus Capital Sub-Adviser: N/A
Seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size located throughout the world. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.

Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective

MFS® Variable Insurance Trustsm (“MFS”)

MFS® Investors Trust Series	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	Seeks long-term growth of capital with a secondary objective to seek reasonable current income.

MFS® New Discovery Series	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	Seeks capital appreciation. It normally invests 65% of its net assets in equity securities of smaller emerging-growth companies.

MML Series Investment Trust (“MML Trust”)

MML Blend Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company, Inc.
Seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital by investing in equity, fixed-income, and money market securities.

MML Emerging Growth Fund	Adviser: MassMutual Sub-Adviser: RS Investment Management, L.P.	Seeks capital appreciation by investing primarily in smaller, rapidly growing, emerging companies.

MML Enhanced Index Core Equity Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company, Inc.	Seeks to out perform the total return performance of its benchmark index, the S&P 500 Index[1], while maintaining risk characteristics similar to those of the benchmark.

MML Equity Fund	Adviser: MassMutual Sub-Advisers: David L. Babson & Company, Inc. and Alliance Capital Management, L.P.	Seeks to achieve a superior total rate of return over an extended period of time, from both capital appreciation and current income, by investing in equity securities.

MML Equity Index Fund (Class II)	Adviser: MassMutual Sub-Adviser: Deutsche Asset Management, Inc.	Seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate as represented by the S&P 500 Index®[1].

MML Growth Equity Fund	Adviser: MassMutual Sub-Adviser: Massachusetts Financial Services Company.	Seeks long-term growth of capital and future income by investing primarily in equity securities of companies with long-term growth potential.

MML Inflation-Protected Bond Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company, Inc.	Seeks to achieve as high a total rate of real return on an annual basis as is considered consistent with prudent investment risk and the preservation of capital.

MML Large Cap Value Fund	Adviser: MassMutual Sub-Adviser: Davis Selected Advisers, L.P.	Seeks both capital growth and income by investing in high-quality, large-capitalization companies in the S&P 500 Index®.

MML Managed Bond Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company, Inc.	Seeks to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital by investing primarily in investment-grade fixed income instruments.

MML Money Market Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company, Inc.	Seeks to achieve high current income, the preservation of capital, and liquidity by investing in short-term securities.

MML OTC 100 Fund	Adviser: MassMutual Sub-Adviser: Deutsche Asset Management, Inc.
Seeks to approximate as closely as practicable (before fees and expenses) the total return of the largest publicly traded over-the-counter common stocks by investing primarily in companies listed in the NASDAQ 100 Index®[2].

MML Small Cap Equity Fund[3]	Adviser: MassMutual Sub-Adviser: David L. Babson & Company, Inc.	Seeks to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of equity securities of smaller companies.

Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
MML Series Investment Trust (“MML Trust”)

MML Small Cap Growth Equity Fund	Adviser: MassMutual Sub-Adviser: Waddell & Reed Investment Management Company, and Wellington Management Company, LLP	Seeks long-term capital appreciation by investing primarily in equity securities of smaller companies with long-term growth potential.

MML Small Company Opportunities Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company, Inc.
Seeks long-term capital appreciation through investment primarily in common stocks of smaller, faster-growing companies whose securities at the time of purchase are considered by the sub-adviser to be realistically valued.

Oppenheimer Variable Account Funds (“Oppenheimer Funds”)

Oppenheimer Aggressive Growth Fund/ VA	Adviser: Oppenheimer Fund, Inc. Sub-Adviser: N/A	Seeks capital appreciation by investing in companies believed to have significant growth potential.

Oppenheimer Bond Fund/VA	Adviser: Oppenheimer Fund, Inc. Sub-Adviser: N/A	Seeks, primarily, high current income, and secondarily, capital growth. The fund invests mainly in investment-grade debt securities.

Oppenheimer Capital Appreciation Fund/VA	Adviser: Oppenheimer Fund, Inc. Sub-Adviser: N/A	Seeks capital appreciation by investing mainly in equity securities of well-known, established companies.

Oppenheimer Global Securities Fund/VA	Adviser: Oppenheimer Fund, Inc. Sub-Adviser: N/A
Seeks long-term capital appreciation. The fund invests a substantial portion of its assets in securities of foreign issuers, “growth-type” companies, cyclical industries and special situations considered to have appreciation possibilities. It invests mainly in common stocks of U.S. and foreign issuers.

Oppenheimer High Income Fund/VA	Adviser: Oppenheimer Fund, Inc. Sub-Adviser: N/A
Seeks a high level of current income. The fund invests mainly in lower-rated, high-yield, fixed-income securities, commonly known as “junk bonds”. They are subject to a greater risk of loss of principal and non-payment of interest than are higher-rated securities.

Oppenheimer Main Street® Growth & Income Fund/VA	Adviser: Oppenheimer Fund, Inc. Sub-Adviser: N/A	Seeks high total return (which includes share-value growth and current income) from equity and debt securities. The fund invests mainly in common stocks of U.S. companies.

Oppenheimer Strategic Bond Fund/VA	Adviser: Oppenheimer Fund, Inc. Sub-Adviser: N/A
Seeks a high level of current income principally derived from interest on debt securities. The fund invests in three market sectors: debt securities of foreign governments and companies; U.S. Government securities; and lower-rated, high-yield securities of U.S. and foreign companies.

Panorama Series Fund, Inc. (“Panorama Fund”)

Oppenheimer International Growth Fund/VA	Adviser: Oppenheimer Fund, Inc. Sub-Adviser: N/A	Seeks long-term growth of capital by investing mainly in common stocks of foreign “growth-type” companies listed on foreign stock exchanges.

Deutsche Asset Management VIT Funds (“Deutsche VIT Funds”)

Scudder VIT Small Cap Index Fund[4]	Adviser: Deutsche Asset Management, Inc. (“DAMI”) Sub-Adviser: N/A	Seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index[5], which emphasizes stocks of small U.S. Companies

T. Rowe Price Equity Series, Inc.

T. Rowe Price Blue Chip Growth Portfolio	Adviser: T. Rowe Price Associates, Inc. Sub-Adviser: N/A	Seeks long-term capital growth through investment in large and medium-sized blue chip growth companies.

Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Income Portfolio	Adviser: T. Rowe Price Associates, Inc. Sub-Adviser: N/A	Seeks substantial dividend income and long-term capital growth through the investment in common stocks of established companies.

T. Rowe Price Mid-Cap Growth Portfolio	Adviser: T. Rowe Price Associates, Inc. Sub-Adviser: N/A
Seeks long-term capital appreciation. The portfolio invests in stocks of mid-cap companies with potential for above-average earnings growth. T. Rowe Price defines mid-cap companies as those with market capitalizations within the range of companies in the S&P 400 Mid-Cap Index or the Russell MidCap Growth Index.

Franklin Templeton Variable Insurance Products Trust (“FTVIP Trust”)

Franklin Small Cap Value Securities Fund (Class 2)	Adviser: Templeton Investment Counsel, LLC Sub-Adviser: N/A
Seeks long-term total return. The fund invests primarily in equity securities of small cap companies. The fund defines “small-cap” companies as those with market capitalization values not exceeding $2.5 billion, at the time of purchase.

Templeton Foreign Securities Fund[6] (Class 2)	Adviser: Templeton Investment Counsel, LLC Sub-Adviser: N/A	Seeks long-term capital growth. The fund invests primarily in equity securities of companies located outside the U.S., including those in emerging markets.

1
The S&P 500 Index® is the Standard & Poor’s Composite Index of 500 stocks, an unmanaged index of common stock prices. The index does not reflect any fees or expenses. Standard & Poor’s is a division of The McGraw-Hill Companies, Inc. The S&P 500 Index is a registered trademark of The McGraw-Hill Companies, Inc., and has been licensed for use by the fund. The fund is not sponsored, endorsed, sold, or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc.

2
NASDAQ 100 Index® is a registered service mark of the Nasdaq Stock Market, Inc. (“Nasdaq”). The NASDAQ 100 Index® is composed and calculated by Nasdaq without regard to the fund. Nasdaq makes no warranty, express or implied, regarding, and bears no liability with respect to, the NASDAQ 100 Index® or its use or any data included therein.

3	Prior to May 1, 2002, this fund was called MML Small Cap Value Equity Fund.
4	Prior to May 1, 2002, the Scudder VIT Small Cap Index Fund was called Deutsche VIT Small Cap Index Fund.
5	Frank Russell Company is the owner of the trademarks and copyrights relating to the Russell indexes, which have been licensed for use by Deutsche Asset Management, Inc.
6	Prior to May 1, 2002, this fund was called Templeton International Securities Fund.

The Guaranteed Principal Account

You may allocate some or all of the net premiums to the guaranteed principal account (“GPA”). You may also transfer value from the Separate Account to the GPA.

Amounts allocated to the GPA become part of our general investment account. You do not participate in the investment performance of the assets in our general investment account. Instead, we guarantee that amounts allocated to the GPA, in excess of policy debt, will earn interest at a minimum rate of 3% per year.

For amounts in the GPA equal to any policy debt, the guaranteed minimum interest rate per year is the greater of:

•	3%, or
•	the policy loan rate less the maximum loan interest rate expense charge.

We may credit a higher rate of interest at our discretion.

It is important to note that any policy changes or transactions that impact the non-loaned GPA value will also be reflected in the guaranteed death benefit measure and may have an impact on whether or not your policy meets the guaranteed death benefit safety test.

POLICY VALUE

How The Value of your Policy is Calculated

The value of your policy is called its account value. The account value has two components:

1.	the variable account value, and
2.	the fixed account value.

We will calculate your policy value on each valuation date.

Variable Account Value

Transactions in your variable divisions are all reflected through the purchase and sale of “accumulation units”. For instance, before we invest your net premium payment in a division, we convert your net premium payment into accumulation units and then purchase an appropriate number of shares in the designated fund.

The variable account value is the sum of your values in each of the divisions of the Separate Account. It reflects:

•	net premiums allocated to the Separate Account;
•	transfers to the Separate Account from the guaranteed principal account;
•	transfers and withdrawals from the Separate Account;
•	fees and charges deducted from the Separate Account;
•	the net investment experience of the Separate Account, and
•	loans deducted from the Separate Account.

Net Investment Experience.    The net investment experience of the variable account value is reflected in the value of the accumulation units.

Every valuation date we determine the value of an accumulation unit for each of the separate account divisions. Changes in the accumulation unit value reflect the investment performance of the fund as well as deductions for the asset charge, and fund expenses.

The value of an accumulation unit may go up or down from valuation date to valuation date.

When you make a premium payment, we credit your policy with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the net premium payment allocated to a division by the unit value for that Separate Account division. When you make a withdrawal, we deduct accumulation units representing the withdrawal amount from your policy. We deduct accumulation units for insurance and other policy charges.

We calculate the value of an accumulation unit for each division at the close of each valuation date. Any change in the accumulation unit value will be reflected in your policy’s account value.

Fixed Account Value

The fixed account value is the accumulation at interest of:

•	net premiums allocated to the general investment account and the guaranteed principal account (GPA); plus
•	amounts transferred into the GPA from the Separate Account; minus
•	amounts transferred or withdrawn from the GPA; minus
•	monthly charges and surrender charges deducted from the GPA, and plus
•	interest credited to the fixed account value.

Interest on the Fixed Account Value

The fixed account value earns interest at an effective annual rate, credited daily.

For the part of the fixed account value equal to any policy loan, the daily rate we use is the daily equivalent of:

•	the annual credited loan interest rate minus the current loan interest rate expense charge; or
•	3%, if greater.

For the part of the fixed account in excess of any policy loan, the daily rate we use is the daily equivalent of:

•	the current interest rate we declare; or
•	the guaranteed interest rate of 3%, if greater.

Policy Termination and Reinstatement

The policy will not terminate simply because you do not make planned premium payments. Nor will making planned premium payments necessarily guarantee that the policy will remain in force. If the policy does terminate, you may be permitted to reinstate it.

Policy termination could have adverse tax consequences for you. To avoid policy termination and potential tax consequences in these situations, you may need to make substantial premium payments or loan repayments to keep your policy in force. For more information on the effect of policy termination, refer to the Federal Income Tax Considerations section.

Policy Termination

It is important to note that if the policy’s debt limit has been reached, your policy will enter the grace period whether or not any of the conditions listed below are met. Your policy debt limit is reached when total policy debt (which includes accrued interest) equals or exceeds:

•	the account value less surrender charges, if the GDB safety test has not been met, or
•	the account value, if the GDB safety test has been met.

Additionally, your policy loan will be increased on each policy anniversary if you have not paid the accrued policy interest.

On each monthly charge date we test to determine whether or not the policy has enough value to remain in-force. The calculations for the test differ depending on whether or not you have taken a loan on the policy.

A.	If there is no policy debt—The policy will enter the grace period unless one of the following conditions is met:

•	The policy’s account value is equal to or greater than the monthly charges due, or
•	The guaranteed death benefit safety test is met.

However, if the GDB safety test (or in some situations, just the GDB measure portion of the safety test) is met, we may reduce the monthly charges as follows:

•
On each of the first two monthly charge dates, if the account value cannot cover the monthly charges due but the GDB safety test is met, then the monthly charges for that date will be reduced to an amount equal to the account value on that date.

•	On each monthly charge date after the second, the monthly charges for that date will be reduced to equal the GPA value if:

a.	The monthly charges due are greater than the GPA and less than or equal to the account value, but the GDB measure is equal to or greater than the GDB monthly factors on that date, or
b.	The account value is less than the monthly charges due but the GDB safety test is met.

B.	If there is policy debt but the policy debt limit has not been reached—The policy will enter the grace period unless one of the following conditions is met:

•	The policy’s account value less surrender charges and less policy loan is equal to or greater than any monthly charges due, or
•	The guaranteed death benefit safety test is met.

However, if the GDB safety test (or in some situations, just the GDB measure portion of the safety test) is met, we may reduce the monthly charges as follows:

•
On each of the first two monthly charge dates, if the net surrender value cannot cover the monthly charges due but the GDB safety test is met, then the monthly charges for that date will be the lesser of (i) the monthly charges due, or (ii) the unloaned account value.

•	On each monthly charge date after the second, the monthly charges for that date will be reduced to equal the unloaned GPA value if:

a.
The monthly charges due are greater than the unloaned GPA value and less than or equal to the unloaned account value, but the GDB measure is equal to or greater than the GDB monthly factors on that date, or

b.	The unloaned account value is less than the monthly charges due but the GDB safety test is met

Guaranteed Death Benefit (GDB) Safety Test

On each monthly charge date before the insured’s attained age 100, if the GDB safety test is met, your policy will remain in-force, regardless of the account value of the policy, unless the policy’s debt limit is reached.

The initial no lapse period for a policy is listed in the policy specifications. Generally, the initial no lapse period is 20 years or, if less, to the insured’s attained age 90.

During the initial no lapse period:

The GDB safety test is met if, on a monthly charge date:

•	the GDB measure is equal to or greater than the total GDB factors on that date, and
•	the minimum premium requirement is met.

The minimum premium requirement is met if,

•	the actual premiums paid, less
•	any amounts withdrawn, plus
•	interest accumulated to that date, on actual premiums paid less withdrawals, at the annual safety test interest rate, less
•	policy debt

is equal to or greater than,

•	the total amount of minimum monthly premiums due to that date, plus
•	interest accumulated to that date, on the minimum monthly premium, at the annual safety test interest rate.

We assume that minimum monthly premiums are paid on each monthly charge date. Any premiums we refund to you are not included in the GDB safety test calculation.

(The annual safety test interest rate and the minimum monthly premium are listed in the policy specifications.)

After the initial no lapse period:

The GDB safety test is met if, on a monthly charge date:

•	the GDB measure is equal to or greater than the total GDB factors on that date.

Examples of the guarantee death benefit safety test appear in Appendix A.

Guaranteed Death Benefit Measure

The guaranteed death benefit measure is a reference measure used to determine whether or not the GDB safety test is met on each monthly charge date. It will not determine the policy’s account value or its death benefit. It will, however, track deposits to and withdrawals from the non-loaned GPA, but may not equal the non-loaned GPA value. The GDB measure is equal to:

•	net premiums allocated to the GPA, plus
•	amounts transferred into the non-loaned GPA from the Separate Account; minus
•	amounts transferred or withdrawn from the non-loaned GPA, minus
•	surrender charges deducted from the GPA, minus
•	loans and loan interest attributed to the GPA, minus
•	the total of all prior GDB monthly factors taken for this policy, plus
•	repaid loans attributed to the GPA, plus
•	interest credited to the GPA as a result of policy loans, plus
•	interest on the above amounts credited at the GDBM interest rate.

The GDBM interest rate used will be the daily equivalent of the GDBM interest rate listed in the policy specifications.

Guaranteed Death Benefit Factors

The GDB factors are used only in determining the GDB measure; they do not impact the policy’s account value. The GDB factors reduce the GDB measure on each monthly charge date prior to the insured’s attained age 100, and on the date we receive premium needed to avoid termination. There are three GDB factors:

1.	The GDB monthly face amount factor which is the policy’s face amount, divided by 1000, and multiplied by the GDB monthly face amount factor listed in the policy specifications,

2.
The GDB monthly insurance factor and the GDBM risk are described in detail in the policy. Generally, the GDB monthly insurance factor is calculated by multiplying the GDBM risk by the applicable per-thousand monthly GDB factor. A table of GDB monthly insurance factors per thousand of GDBM risk is included in the policy specifications.

If there are two or more tables of per-thousand GDB monthly insurance factors, the GDBM risk will be allocated to each table in proportion to the face amount allocated to that table relative to the policy’s total face amount.

and

3.	any applicable GDB rider factors which are described in any rider attached to your policy.

The GDB face amount factor, rider factor, and per 1,000 monthly GDB factor are established when the policy is issued and cannot be changed.

Grace Period

Before your policy terminates, we allow a grace period during which you can pay the amount of premium needed to avoid termination. We will mail you a notice stating:

1.	the amount needed to avoid immediate termination, which is the lesser of:
a.	the amount needed to satisfy the monthly charges due, or
b.	the amount needed to satisfy the GDB safety test (in which case the notice may state that a portion of your premium will be deposited to the GPA),

and

2.	the amount needed to keep the policy in force until a future monthly charge date, depending on the planned premium frequency you have chosen, which is the lesser of:
a.	the amount needed to satisfy the monthly charges due, or
b.	the amount needed to satisfy the GDB safety test (in which case the notice may state that a portion of your premium will be deposited to the GPA),

If the letter does not include a GPA amount, any premium we receive will be allocated according to the net premium allocation in effect.

If the letter does include a GPA amount, and

•
We receive an amount of premium that is equal to or greater than the amount needed to avoid immediate termination, but less than the amount needed to keep the policy in force until a future monthly charge date based on your planned premium frequency, according to the terms of your policy, we will first allocate enough premium to the GPA in order to avoid immediate termination. Any remaining premium will then be allocated in accordance with the net premium allocation instructions then in effect;

or

•
We receive an amount of premium that is equal to or greater than the amount needed to keep the policy in force until a future monthly charge date based on your planned premium frequency, according to the terms of your policy, we will first allocate enough premium to the GPA to keep the policy in force until that date. Any remaining premium will then be allocated in accordance with the net premium allocation instructions then in effect.

Example:

Assume your policy is in the grace period and you have received a notice stating that (a) to avoid immediate termination, you must pay a minimum premium of $250, of which $140 must be deposited to the GPA, or (b) to keep the policy in force until the monthly charge date of your next scheduled premium payment, you must make a premium payment of $500, of which $200 must be deposited to the GPA. Also assume that your current premium allocation instructions state that $100 of your net premiums should be allocated to the GPA and any amount in excess of $100 is to be allocated evenly to the GPA, and the MML Equity Fund.

For this example we will assume that you make a payment that results in a net premium of $300. In this situation, we will allocate your net premium payment as follows:

•	$270 to the GPA ($140 to satisfy the GDB measure requirement of the safety test, $100 per your allocation instructions, and ½ of the balance per your allocation instructions), and
•	$30 to the MML Equity Fund (½ of the balance of the net premium).

Alternatively, if we assume you make a payment that results in a net premium of $520. In this situation, the net premium equals an amount needed to keep your policy in force until the monthly charge date of your next scheduled premium payment. We will, therefore, allocate your net premium payment as follows:

•	$410 to the GPA ($200 to satisfy the GDB measure requirement of the safety test, $100 per your allocation instructions, and ½ of the balance per your allocation instructions), and
•	$110 to the MML Equity Fund (½ of the balance of the net premium).

The grace period begins on the date the monthly charges are due. It ends on the later of:

•	61 days after the date it begins, and
•	31 days after the date we mail you the notice.

During the grace period, the policy will stay in force. If the insured dies during this period and the necessary premium has not been paid, we will pay the death benefit proceeds, reduced by the amount of the unpaid premium.

If we receive a premium payment that is less than the amount needed to avoid immediate termination, we will return it and the policy will terminate without value at the end of the grace period.

Reinstating Your Policy

If your policy terminates, you may be able to reinstate it. You may not, however, reinstate your policy if:
•	you surrendered it;
•	five years have passed since it terminated; or
•	the insured’s attained age has reached 100.

To reinstate your policy, we will need:
1.	a written application to reinstate;
2.	evidence, satisfactory to us, that the insured is still insurable; and
3.	a premium payment sufficient to keep the policy in force for three months after reinstatement. The minimum amount of this premium payment will be quoted on request.

Policy after You Reinstate

If you reinstate your policy, the face amount will be the same as it was when the policy terminated. Your account value at reinstatement will be the premium paid at that time, reduced by the premium expense charge and any monthly charges then due.

Surrender charges will apply as if the policy had not terminated. If the surrender charge was taken when the policy terminated, however, then the applicable surrender charges will not be reinstated.

Reinstatement premium will be allocated in accordance with the net premium allocation instructions that were in effect on the date the policy lapsed. The GDB measure will reflect the amount of any reinstatement premium that is allocated to the GPA. The GDB measure on the date of reinstatement, therefore, will be equal to the net premium allocated to the GPA reduced by the GDB monthly factors calculated for that date. We do not reinstate debt.

If you reinstate your policy, it may become a “modified endowment contract” under current federal law. Please consult your tax adviser. More information on modified endowment contracts is included in the Federal Income Tax Considerations section.

POLICY TRANSACTIONS

While your policy is in force you may transfer funds among the variable investment divisions and to or from the guaranteed principal account. You may also borrow against it, make withdrawals from it, or surrender it completely. These transactions are discussed below.

All transaction requests must be submitted to our Administrative Office.

Transfers

You may transfer all or part of a division’s account value to any other division or the guaranteed principal account. Transfers are effective on the valuation date we receive your request in good order at our Administrative Office. If we receive your request in good order on a non-valuation date or after the close of a valuation date, your transfer request will be effective on the next valuation date.

We do not charge for transfers.

You can make transfers by sending us a written request on our Transfer of Values Request form. You may also make transfers by telephone or through our website, subject to certain restrictions. We may be liable for any losses due to unauthorized or fraudulent instructions, therefore, we will take reasonable steps to confirm that instructions given to us are genuine. We may tape record all telephone conversations.

Currently, there is no limit on the number of transfers you may make, however, we reserve the right to limit the number to no more than one every 90 days. If we impose a limit, it would not apply to a transfer of all the values in your investment divisions to the guaranteed principal account or to any transfers made in connection with any automated transfer program we offer.

We limit transfers from the guaranteed principal account to the divisions to one each policy year. You may not transfer more than 25% of the guaranteed principal account value (less any policy debt) at the time of transfer. There is one exception to this rule. If:
•	you have transferred 25% of the guaranteed principal account value (less any policy debt) each year for three consecutive policy years; and
•	you have not added any net premiums or transferred amounts to the guaranteed principal account (less any policy debt) during these three years, then

You may transfer the remainder of the guaranteed principal account value (less any policy debt) out of the guaranteed principal account in the succeeding policy year. In this situation, you must transfer the full amount out of the guaranteed principal account in one transaction.

Transfers to or from the guaranteed principal account will also be reflected in the guaranteed death benefit measure and, consequently, impact the GDB safety test. Please refer to the section on Guaranteed Death Benefit Measure under Policy Termination and Reinstatement for additional information.

Limits on Frequent Transfers

This policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Such frequent trading can disrupt the management of a fund and raise its expenses. This, in turn, can have an adverse effect on fund performance. Therefore, organizations and individuals that use market-timing investment strategies should not purchase this policy.

If we, or the investment adviser to any of the funds available with this policy, determine that your transfer patterns reflect a market timing strategy, we reserve the right to take restrictive action.

Such action includes, but is not limited to:
•	not accepting transfer instructions from a policyowner; and
•	restricting your ability to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our website or any other type of electronic medium.

We will notify you in writing if we will not accept your transfer request or if we implement a restriction due to your use of market timing investment strategies. We will allow you to re-submit the rejected transfer request, and any future transfer requests, by regular mail only. If we do not accept your transfer request, we will return the policy value to the investment option from which you attempted to make the transfer. We will do this as of the valuation date your transfer request is rejected.

Additionally, orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any transfer request to a division if the division’s investment in the corresponding fund is not accepted for any reason.

We have the right to terminate, suspend or modify these provisions.

Dollar Cost Averaging Program

Dollar Cost Averaging (DCA) may be a way to soften the effects of short-term market fluctuations on your investment returns. It is an automated transfer program.

Dollar Cost Averaging will not assure you of a profit and will not protect you against a loss in declining markets. Since our DCA program anticipates continued investment during periods of fluctuating prices, you should consider your ability to assume the financial risks of continued DCA through periods of fluctuating price levels.

Initially, an amount of money is placed in one division of the Separate Account. Then, over a stipulated period of time and at a preset frequency, a specified amount of account value is transferred from that division and allocated to other divisions or to the GPA. (See the Transfers section for information on limits on transfers from the GPA.)

Since the same, specified dollar amount is transferred to each division at a preset frequency, more accumulation units are purchased when prices are low than when prices are high. Therefore, a lower average cost per unit may be achievable than through a lump-sum purchase of units or through non-level purchases of units.

If, on a specified DCA transfer date, however, the division from which amounts are being transferred does not have enough value to make the transfers you elected, DCA will automatically terminate and your DCA transfers will not occur.

To elect DCA, complete our Dollar Cost Averaging Request form and send it to us for processing. You can also elect DCA on our website, subject to certain restrictions. You may specify a termination date for DCA, if you wish to do so. You may not elect Dollar Cost Averaging for the policy while Portfolio Rebalancing is in effect.

We may at any time modify, suspend, or terminate the Dollar Cost Averaging program without prior notification.

Portfolio Rebalancing Program

Portfolio Rebalancing is an automated transfer program that maintains specified ratios of account values among your selected portfolio rebalancing divisions.

Over time, varying investment performance among divisions may cause the ratios of your account value in those selected divisions to change. You may automatically rebalance the portions in the divisions you select with Portfolio Rebalancing.

You may choose divisions among which you wish to maintain certain relative proportions of account value. At a pre-determined frequency, we will make transfers among these selected divisions so that their account value will again match the ratios you set.

To elect Portfolio Rebalancing, complete our Portfolio Rebalancing Request form and send it to us for processing. You can also elect Portfolio Rebalancing on our website, subject to certain restrictions. You may not elect Portfolio Rebalancing while Dollar Cost Averaging is in effect for the policy.

We may at any time modify, suspend, or terminate the Portfolio Rebalancing program without prior notification.

Example:

Assume that you want your initial net premium payment split between 4 divisions: the MML Managed Bond Fund, the MML Blend Fund, the MML Equity Fund, and the Oppenheimer Aggressive Growth Fund/VA.

You have also completed a Portfolio Rebalancing form indicating that you want the values in the MML Managed Bond Fund and the Oppenheimer Aggressive Growth Fund/VA rebalanced quarterly as follows:
•	60% in the MML Managed Bond Fund; and
•	40% in the Oppenheimer Aggressive Growth Fund/VA.

Over the next 2½ months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the MML Managed Bond Fund now represents 80% of the value of the two funds in your Portfolio Rebalancing Program.

On the first day of the next quarter, we would sell some of your units in the MML Managed Bond Fund and use the money to buy more units in the Oppenheimer Aggressive Growth Fund/VA to bring the ratio of the two funds back to 60/40 respectively.

Withdrawals

After the first policy year, you may withdraw up to 75% of the current net surrender value. The minimum amount you can withdraw is $100, including the withdrawal fee of $25. We do not charge a surrender charge for a withdrawal. You may not make a withdrawal after the insured’s attained age 99.

You can make a withdrawal by sending us a written request on our Partial Withdrawal Request form.

You must state in your request from which investment options you want the withdrawal made and the dollar amount you want withdrawn from each.

If you choose to withdraw an amount from the guaranteed principal account, it may not exceed the non-loaned account value in that investment option. A withdrawal from the GPA will reduce the guaranteed death benefit measure and, consequently, impact the GDB safety test.

A withdrawal will reduce your policy’s account value by the amount withdrawn, including the withdrawal fee. It may also reduce your policy’s face amount.

We will reduce the face amount of your policy by the amount of the withdrawal, if:

•	Death benefit options 1 or 3 are in effect and the death benefit is greater than the minimum death benefit, or
•	Death benefit option 4 is in effect and the death benefit is greater than the minimum death benefit and the withdrawal is from the GPA, or
•	The minimum death benefit, after the withdrawal, is less than the amount of benefit provided by the death benefit option in effect, and
•	We have not received evidence of insurability satisfactory to us.

There is one exception in cases where the death benefit option in effect is 1 or 3, or if death benefit option 4 is in effect and the withdrawal is taken from the GPA:

If the death benefit provided by the death benefit option immediately before the withdrawal is equal to the minimum death benefit, either the face amount reduction will be limited or we will not reduce the face amount.

We will not reduce the face amount if the death benefit immediately after the withdrawal would be the new minimum death benefit (based on the reduced account value). Otherwise, the face amount reduction will be based on a formula.

The formula considers the smallest withdrawal amount that would bring the minimum death benefit below the death benefit provided by the death benefit option. The formula reduces the face amount by the excess of the requested withdrawal amount over this smallest withdrawal amount. (Minimum death benefit, death benefit, and death benefit option are explained in the Death Benefit section.)

We may not allow a withdrawal if it would result in a reduction of the face amount to less than the minimum initial face amount.

Withdrawals will be effective on the valuation date we receive your fully completed withdrawal form in good order at our Administrative Office. We will pay any withdrawal amounts within 7 days of the withdrawal effective date unless we are required to suspend or postpone withdrawal payments. (See Other Policy Rights and Limitations.)

Surrenders

You may surrender your policy to us at any time while the policy is in force and the insured is alive. We will pay you its net surrender value. To surrender your policy you must send us a completed surrender form and any other forms we may require.

The surrender will be effective on the valuation date we receive all required, fully completed forms in good order at our Administrative Office. We will pay any surrender amounts within 7 days of the surrender effective date, unless we are required to suspend or postpone surrender payments. (Please refer to Other Policy Rights and Limitations.)

The policy terminates as of the effective date of the surrender and cannot be reinstated.

Net Surrender Value

The net surrender value of the policy is equal to:

•	the account value; minus
•	any surrender charges that apply, and minus
•	any policy debt.

Loans

You may take a loan from the policy once the account value exceeds the total of any surrender charges. We charge interest on policy loans and it may be added to the policy debt. We refer to all outstanding loans plus accrued interest as “policy debt”. You may repay all or part of your policy debt but you are not required to do so. We will deduct any outstanding debt from the proceeds payable at death or the surrender of the policy.

We currently allow loans in all policy years, however, we reserve the right to prohibit loans in the first policy year. The maximum loan amount allowed at any time is the amount that, with accrued loan interest calculated to the next policy anniversary date, will equal your account value less any surrender charge. The maximum amount available for a loan is the maximum loan amount allowed less any existing policy debt.

Taking a loan from your policy has several risks:

•	it may increase the risk that your policy will terminate;
•	it will have a permanent effect on your policy’s net surrender value;
•	it will reduce the death proceeds,
•	it may cause your policy to fail the GDB safety test, and
•	it has potential adverse tax consequences.

These tax consequences are discussed in the Federal Income Tax Considerations section.

Loan Procedures

Requesting a Loan

•	You may take a loan by completing a Loan Request form and sending it to our Administrative Office.
•	You must assign the policy to us as collateral for the loan.

Payment of Proceeds

Loans will be effective on the valuation date we receive your Loan Request form and all other required documents in good order at our Administrative Office. On the effective date of the loan, we deduct accumulation units from the divisions you have selected and the guaranteed principal account (excluding any outstanding loans), if applicable, and transfer the resulting dollar amounts to the loan section of the guaranteed principal account. We will pay any loan amounts within 7 days of the loan effective date, unless we are required to suspend or postpone loan amounts. (Please refer to Other Policy Rights and Limitations.)

Interest Credited on the Loaned Value

When you take a loan, we transfer an amount equal to the loan to the loan section of the guaranteed principal account. This amount earns interest at a rate equal to the greater of:

•	3%, or
•	the policy loan rate less the loan interest rate expense charge.

On each policy anniversary, the interest earned on any outstanding loan is transferred to the divisions according to the values in them at that time. If you have no value in the separate account at that time, then the interest earned on any outstanding loan remains in the GPA.

Loan Interest Rate

The interest rate charged on loans is 4%. This is a fixed rate; it will not change during the life of the policy.

Interest on policy loans accrues daily and becomes part of the policy debt as it accrues. It is due on each policy anniversary. If you do not pay it when it is due, the interest is deducted proportionately from the divisions of the separate account according to the then current value in those divisions and added to the loan. As part of the loan, it will bear interest at the loan rate. We will treat capitalized interest the same as a new loan. If there is not enough value in the divisions, the balance of the interest due will be taken from the GPA and that will, in turn, impact the GDB measure.

Effect of a Loan on the Values of the Policy

You must select from where you would like the loan amount deducted. You may choose to deduct your loan from:

•	up to 18 divisions of the Separate Account, or
•	up to 17 divisions of the Separate Account and the GPA

A policy loan affects policy values since we reduce the death benefit and net surrender value by the amount of the policy debt. Additionally, if you elect to take any portion of the loan from the GPA, the policy’s guaranteed death benefit measure will also be reduced and, consequently, impact the GDB safety test.

As long as a loan is outstanding, a portion of the policy account value equal to the loan is invested in the guaranteed principal account. This amount does not participate in the investment performance of the Separate Account.

Whenever you reach your policy debt limit, your policy may be at risk of terminating whether or not the GDB safety test has been met. If this happens we will notify you in writing. The section on Policy Termination explains more completely what will happen if your policy is at risk of terminating.

Your policy debt limit is reached when total policy debt equals or exceeds:

•	the account value less surrender charges, if the GDB safety test has not been met, or

•	the account value if GDB safety test has been met.

Repayment of Loans

You may repay all or part of your policy debt at any time while the insured is living and while the policy is in force. We will increase the death benefit and net surrender value under the policy by the amount of the repayment.

We will apply your loan repayments on the valuation date they are received at our Administrative Office, in good order.

Any loan repayment you make within 30 days of the policy anniversary date will first pay policy loan interest due. We will allocate any other loan repayment first to the guaranteed principal account until any loan amount that originated from the GPA, excluding interest, is repaid. Any additional loan repayments, including loan interest, will be allocated to the GPA and the divisions of the separate account according to your premium allocation instructions in effect at that time.

Any loan repayments allocated to the GPA will also increase the guaranteed death benefit measure.

You must clearly identify the payment as a loan repayment or we will consider it a premium payment.

DEATH BENEFIT

If the insured dies while the policy is in force, we will pay the death benefit to the named beneficiary.

The death benefit will be the amount provided by the death benefit option in effect on the date of death, reduced by any outstanding policy debt, and any unpaid premium needed to avoid termination. The death benefit is calculated as of the date of the insured’s death.

The minimum death benefit for your policy is based on your policy’s account value as described below.

Minimum Death Benefit

In order to qualify as life insurance under Internal Revenue Code Section 7702, the policy must have a minimum death benefit that is determined by one of two compliance tests. You choose the test when you apply for the policy. You cannot change your choice of test after the policy is issued.

Cash Value Accumulation Test. Under this test the minimum death benefit is equal to a multiple of the account value. The multiple factor depends on the insured’s:

•	gender,
•	attained age, and
•	tobacco classification.

Guideline Premium Test. Under this test the minimum death benefit also is equal to a multiple of the account value, but the multiple factor varies only by the attained age of the insured.

The multiple factors for the Cash Value Accumulation Test and the Guideline Premium Test are shown in the policy.

Your choice of the Guideline Premium Test or the Cash Value Accumulation Test will depend on how you intend to pay premiums. In general, if you intend to pay premiums only in the early policy years, the Cash Value Accumulation Test may be appropriate. If you intend to pay level premiums over a long period of years, the Guideline Premium Test may be more appropriate. You should review policy illustrations of both approaches with your financial representative to determine how the policy works under each test, and which is best for you.

Death Benefit Options

When you apply for the policy you must choose one of four death benefit options. These are:

•	Option 1—The benefit is the greater of:
(a)	The face amount on the date of death; or
(b)	The minimum death benefit on the date of death.
•	Option 2—The benefit is the greater of:
(a)	The face amount plus the account value on the date of death, or
(b)	The minimum death benefit on the date of death.
•	Option 3—The benefit is the greater of:
(a)	The face amount, plus the premiums paid (less any premiums refunded under the policy to the date of death); or
(b)	The minimum death benefit on the date of death.
•	Option 4—The benefit is the greater of:
(a)	The face amount plus the account value on the date of death less the Guaranteed Principal Account in excess of the amount of any policy loan, or
(b)	The minimum death benefit on the date of death.

You should note that death benefit options 2 and 4 provide a variable death benefit. This means that, because the death benefit amount includes account value, it can change from day to day. Your policy’s account value will vary due to the investment performance of the variable divisions in which you have allocated premium. It is also impacted by the deduction of charges and other policy expenses.

Right to Change the Death Benefit Option

After the first policy year, you may change the death benefit option while the insured is living. However, no change will be permitted beyond the insured’s attained age 99. Although we do not currently restrict the number of times you may change your death benefit option, we reserve the right to limit the number of death benefit option changes in any policy year.

You must send us a written request to change your death benefit option. We do not require evidence of insurability.

The change in death benefit option will be effective on the monthly charge date that is on or precedes the date we approve the change.

The value of your death benefit under the new death benefit option will be the same as the value of the death benefit under the old death benefit option at the time of the change. Therefore, the policy’s face amount will be adjusted accordingly when there is a change in the death benefit option. (Appendix A contains examples of how a change in death benefit option impacts the policy’s face amount.)

When the face amount changes as a result of a change in the death benefit option:

•	the monthly charges will also change;
•	the charge for certain additional benefits may change;
•	the GDB factors will change, and
•	the policy surrender charge will not change.

A change in your death benefit option may also have an impact on your guaranteed death benefit factors and guaranteed death benefit measure.

You cannot change the death benefit option if, as a result, the face amount would be reduced to an amount that is less than the minimum initial face amount.

Right to Change the Face Amount

You may request an increase or decrease in the face amount. If you change your face amount, your policy charges, including surrender charges, will change accordingly. Your guaranteed death benefit measure and guaranteed death benefit factors will also be affected.

We reserve the right to limit the size and number of changes to the face amount in any policy year.

If you increase or decrease the policy face amount, your policy may become a modified endowment contract (MEC) under federal tax law. MEC’s are discussed in the Federal Income Tax Considerations section of this prospectus; however, you should consult your tax adviser for information on how a modified endowment contract may effect your tax situation.

Increases in Face Amount. To increase the policy face amount, you must provide us with a written application and evidence the insured is still insurable.

An increase in face amount may not be:

•	less than $15,000, or
•	made after the insured reaches attained age 90.

If the account value is insufficient to continue the policy in force for three months at the new monthly charges and interest, we may require a premium payment sufficient to increase the account value to such an amount.

Additional face amount charges, GDB face amount factors, and surrender charges will apply for each face amount increase elected.

Decreases in Face Amount. You may decrease the face amount any time after the first policy year or one year after a face amount increase. You must send a written request to our Administrative Office. If you decrease the policy face amount, we cancel all or part of your face amount segments, and a surrender charge may apply.

A decrease will reduce the face amount in the following order:

(a)	the face amount of the most recent increase, then
(b)	the face amounts of the next most recent increases successively; and last
(c)	the initial face amount.

You may not decrease the face amount:

•	after the insured’s attained age 99; or
•	if the decrease would result in a face amount of less than the minimum initial face amount ($50,000).

Face amount increases and decreases will be effective on the monthly charge date that is on, or precedes, the date we approve the application for the increase or the request for the decrease respectively.

When We Pay Death Benefit Proceeds

If the policy has not terminated and it is determined that the claim is valid, we normally pay the death benefit within seven days after we receive all required documents, in good order, at our Administrative Office.

We investigate all death claims that occur within two-years (a) after the policy is issued, (b) after an increase in the face amount, or (c) after reinstatement. These two-year periods are called the policy’s “contestable periods”.

We may also investigate death claims beyond a two-year contestable period. We generally determine whether the claim is valid within five days after we receive the information from a completed investigation.

We can delay payment of the death benefit payments during periods when:

i.	It is not reasonably practical to determine the amount because the New York Stock Exchange is closed (other than customary week-end and holiday closings);
ii.	Trading is restricted by the SEC;
iii.	The SEC declares an emergency exists; or
iv.	The SEC, by order, permits us to delay payment in order to protect our owners,

And if,

•	The period begins on or before the date of the insured’s death; and
•	The amount of the death benefit is based on the variable account value of the policy as of the date of the insured’s death.

We will pay interest on the death benefit from the date of death to the date of a lump sum payment or the effective date of a payment option.

Payment Options

We will pay the death benefit in one lump sum or the beneficiary may choose one or more of the following options:

•	Installments for a specified period;
•	Installments for a specified amount;
•	As a life income;
•	As a life income with payments guaranteed for the amount applied;
•	As a joint lifetime income with reduced payments to the survivor;
•	Interest on the benefit amount.

Your policy and the Statement of Additional Information provide more information about these payment options.

Suicide

If the insured dies by suicide, while sane or insane, the policy death benefit may be limited.

•	If the death occurs within two years after the issue date, the policy will terminate and we will refund to the owner the sum of all premiums paid less any withdrawals and any policy debt.
•
If the death occurs within two years after reinstatement of the policy, the policy will terminate and we will refund to the owner the sum of the premium paid to reinstate and all premiums paid thereafter, less any withdrawals after reinstatement and any policy debt at the time of death.

•
If death occurs within two years after the effective date of an increase in face amount (but at least two years after the issue date or any reinstatement), the policy will terminate and we will refund to owner the sum of the monthly charges made for the increase. However, if a refund as described in either of the two preceding paragraphs is payable, there will be no additional payment for the increase.

Error of Age or Gender

If the insured’s age or gender is misstated in the policy application, we may adjust the face amount. The adjustment will reflect the amount provided by the most recent monthly insurance charges using the correct age and gender. If the adjustment is made while the insured is living, monthly charges will be based on the correct age and gender.

CHARGES AND DEDUCTIONS

We deduct the following charges from the policy.

In addition, the fund managers deduct expenses from the funds. For more information about these expenses, see the individual fund prospectuses.

Transaction Charges

Deductions from Premiums

We deduct a premium expense charge from each premium payment you make. The premium expense charge is generally used to cover taxes assessed by a state and/or other governmental agency as well as acquisition expenses.

The maximum premium expense charge we can deduct is 5% of any premium paid.

Withdrawal Charge

If you make a withdrawal from your policy, we deduct $25 from the amount you withdraw. This fee is guaranteed not to increase for the duration of the policy. This charge reimburses us for processing the withdrawal.

Loan Interest Rate Expense Charge

We assess a loan interest rate expense charge against policies with outstanding loan balances. The maximum loan interest rate expense charge is:

•	during policy years 1 through 15: 1%, and
•	during policy years 16+: 0.25%.

It is deducted from the policy loan interest rate to determine the interest rate we use to credit interest to the loaned portion of the guaranteed principal account. This charge reimburses us for the ongoing expense of administering the loan.

Surrender Charges

There is a charge if you fully surrender your policy or if you decrease the face amount. Generally, these charges will apply during:

•	the first 19 years of coverage, and
•	the first 19 years after each increase in face amount,

However, in no event will we deduct surrender charges after the insured’s attained age 99.

This surrender charge is also sometimes called a “deferred sales load”. The charge compensates us for expenses incurred in issuing the policy, and face amount increases, and for the recovery of acquisition costs.

The surrender charge is a charge against the account value of the policy. The deduction is taken from the separate account divisions and the guaranteed principal account excluding debt in proportion to the values in each on the effective date of the surrender or decrease in face amount.

We calculate surrender charges separately for the initial face amount and for each increase in the face amount. The surrender charge for the policy is the sum of the surrender charges for the initial face amount and all face amount increases.

Your policy’s surrender charges will be listed in your policy. The charge is based on:

•	the policy’s face amount,
•	the insured’s issue age, gender, and risk classification, and
•	the coverage year.

In no case, however, will the surrender charge ever exceed $55.99 per $1,000 of face amount.

Surrender Charges for Decreases in Face Amount

If you decrease your policy’s face amount, we cancel all or a part of your face amount segments and charge a partial surrender charge that is equal to the surrender charge associated with each decreased or cancelled segment multiplied by the proportion of that segment that is decreased. If the partial surrender charge would be greater than the account value less debt of the policy, we set the partial surrender charge equal to the account value less debt on the date of the surrender.

After a face amount decrease, we reduce the surrender charge for the remaining segments by the amount of the partial surrender charge. This charge provides us with a proportional compensation for expenses incurred in issuing the policy and face amount increases, and for the recovery of acquisition costs.

Monthly Charges Against the Account Value

The following charges are deducted from the account value on each monthly charge date. The monthly charge date is the date on which monthly charges for the policy are due. The first monthly charge date is the policy date, and subsequent monthly charge dates are on the same day of each succeeding calendar month.

Your policy’s monthly charge date will be listed in the policy specifications page. Monthly charges will be deducted:

A.	On the policy’s first two monthly charges dates:
Proportionately from the unloaned fixed account value and the values in the divisions of the separate account.

If there is not enough account value on either of the first two monthly charge dates, the policy will enter the grace period, unless the GDB safety test is met. If the GDB safety test is met, monthly charges due will be reduced to the unloaned account value.

And,

B.	On all subsequent monthly charge dates:
From the guaranteed principal account.

If there is not enough account value in the unloaned GPA on any of the subsequent monthly charge dates and the GDB measure is less than the GDB monthly factors, monthly charges will then be deducted proportionately from the unloaned fixed account value and the values in the divisions of the separate account.

If the GDB safety test is met (or, in some situations, just the GDB measure portion of the GDB safety test) the monthly charges due will be reduced to the value of the unloaned portion of the GPA and will be deducted solely from that account. These situations are discussed more fully in the Policy Termination section.

Administration Charge and Face Amount Charge

The administrative charge and the face amount charge reimburse us for issuing and administering the policy, and for such activities as processing claims, maintaining records and communicating with you.

Administrative Charge

The maximum administrative charge is $12 per policy, per month.

Face Amount Charge

The face amount charge is a rate per $1,000 of face amount. We calculate the face amount charge separately for the initial face amount and for each increase in the face amount. It is based on:

•	the issue age of the insured for the initial face amount, and
•	for each increase, the insured’s age at time of the increase,

and it is multiplied by the segment face amount. This charge is assessed during the first 5 years of each coverage segment.

Insurance Charge

•	The insurance charge reimburses us for providing you with life insurance protection. We deduct an insurance charge based on your policy’s insurance risk.

The maximum or guaranteed insurance charge rates associated with your policy are shown in the policy’s specification pages. They are calculated using the 1980 Commissioners Standard Ordinary Mortality Tables or, for unisex rates, the 1980 Commissioners Ordinary Mortality Table B. The rates are also based on the age, gender (unless the unisex rates are used), and risk classification of the person insured by the policy.

Your policy’s actual or current insurance charge rates are based on the insured’s issue age (and age at increase, if applicable), risk class, and gender (unless unisex rates are used). These rates generally increase as the insured’s age increases. The rates will vary with the number of years the coverage has been in force and with the total face amount of the policy.

How the insurance charge is calculated

A.	If the minimum death benefit is not in effect:

We calculate the insurance charge on the first day of each policy month by multiplying the current insurance charge rate by a discounted insurance risk.

The insurance risk is the difference between:

•	The amount of benefit available, on that date, under the death benefit option in effect, discounted by the monthly equivalent of 3% per year, and
•	the account value at the beginning of the policy month before the monthly insurance charge is due.

The following three steps describe how we calculate the insurance charge for your policy:

Step 1: We calculate the total insurance risk for your policy:

a.	We divide the amount of benefit under the death benefit option in effect that would be available at the beginning of the policy month by 1.0024662698;
b.	We subtract your policy’s account value at the beginning of the policy month from the amount we calculated in 1a above.

Step 2: We allocate the insurance risk in proportion to the face amount of each segment and each increase that’s in force as of your monthly charge date.

Step 3: We multiply the amount of each allocated insurance risk by the insurance charge rate for each coverage segment. The sum of these amounts is your insurance charge.

B.	If the minimum death benefit is in effect:

We also calculate the insurance charge on the first day of each policy month. However, in Step 1 we calculate the total insurance risk for your policy, as described in A, (i) assuming the minimum death benefit is in effect, and then (ii) assuming the minimum death benefit is not in effect.

Step 2: We allocate the insurance risk:

a.	calculated for (ii) in proportion to the face amount of each segment and each increase that’s in force as of your monthly charge date, and
b.	we subtract the risk calculated for (ii) from the risk calculated for (i) and allocate that amount to the last underwritten segment.

Step 3: We multiply the amount of each allocated insurance risk by the insurance charge rate for each coverage segment. The sum of these amounts is your insurance charge.

Additional Information about the Insurance Charge
We will apply any changes in the insurance charges uniformly for all insureds of the same issue ages, gender, risk classes, and whose coverage has been in-force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the insured’s health after we issue the policy.

Because your account value and death benefit may vary from month to month, your insurance charge may also vary on each monthly charge date. The cost of your insurance depends on the amount of insurance risk on your policy. Factors that may affect the insurance risk include:

•	the amount and timing of premium payments,
•	investment performance,
•	fees and charges assessed,
•	rider charges,
•	withdrawals,
•	policy loans,
•	changes to the face amount, and
•	changes to the death benefit option.

Rider Charges

You can obtain additional benefits by applying for riders on your policy. The charge for these riders is to compensate us for the anticipated cost of providing the additional benefits.

Daily Charges Against the Separate Account

The following charges are deducted from the Separate Account daily:

Asset Charge

The asset charge is imposed as a percentage of the policy’s average daily net assets held in the Separate Account. The maximum percentage is:

• during years 1 thru 15:
Average Daily Net Assets
• $         0—$49,999.99:    1.15%
• $50,000—$99,999.99:    0.90%
• $100,000+                  :    0.65%

• 0.50% during years 16 and beyond.

The charge is deducted from the Separate Account but not from the guaranteed principal account.

This charge compensates us for the risks and expenses involved in issuing and administering life insurance protection.

Investment Management Fee and Other Expenses

The investment funds each deduct management fees and operating expenses from its assets. In addition, one or more funds may incur distribution and service fees called “12b-1” fees. For details on these charges, please read the fund prospectuses.

Special Circumstances

There may be special circumstances that result in sales or administrative expenses or insurance risks that are different than those normally associated with this policy. Under such circumstances, we may vary the charges and other terms of the policies. We will make these variations only in accordance with uniform rules we establish.

OTHER BENEFITS AVAILABLE UNDER THE POLICY

Additional Benefits You Can Get By Rider

You can obtain additional benefits if you request them and qualify for them. We provide additional benefits by riders, which are subject to the terms of both the rider and the policy. The cost of each rider is deducted as part of the monthly charges.

Riders for which we charge will also have guaranteed death benefit factors associated with them. The GDB factors will be described in the rider and will be included in the calculations used to determine the GDB measure. If you choose to add a rider for which we charge, you may cancel it at any time upon written request.

Following is a brief description of the riders that can be, subject to state availability, added to the policy. For more information on these riders please refer to the Statement of Additional Information or talk to your financial representative. The terms and conditions of these riders may vary from state to state.

Additional Insurance Rider

This rider provides term insurance on the life of the insured named in the base policy. The coverage is convertible for a limited amount of time.

The face amount of the rider is included in the calculation of the policy’s total face amount and, therefore, it will impact:

•	the rates used in determining the insurance charge, and
•	the amount of benefit under the death benefit option in effect.

We will decrease the face amount of the Additional Insurance Rider if the face amount of the base policy falls below its minimum of $50,000 due to a withdrawal or a death benefit option change

In deciding whether to use the Additional Insurance Rider as part of the total coverage under your policy, you should consider a number of factors.

Some possible advantages of using the Additional Insurance Rider include:

1.	Since there are no surrender charges associated with the rider, the policy’s total net surrender value will be higher.
2.	Decreasing the rider face amount would not incur a surrender charge.

Some possible disadvantages include:

1.	Coverage under the rider terminates at attained age 100, whereas coverage under the base policy continues without further monthly charges.
2.	If you select the Cash Value Accumulation Test instead, the amount of premiums you may pay each policy year may be lower.
3.	If your policy has the Disability Benefit Rider (discussed later in this section) and the insured becomes totally disabled, the monthly rider benefit may be lower.
4.	If your policy has the Waiver of Specified Premium rider (discussed later in this section) and the insured becomes totally disabled, the monthly rider benefit may be lower.

You should review these factors with your financial representative before deciding whether to use the Additional Insurance Rider.

Substitute of Insured Rider

This rider, within certain limitations, allows you to substitute a new insured in place of the current insured named in the base policy. This rider is included automatically with the policy. There is no charge for the rider.

Substituting a new insured under the policy may have adverse tax consequences. Please consult your tax advisor before you make your decision.

Guaranteed Insurability Rider

This rider provides the right to increase the face amount of the policy without evidence of insurability on certain options dates as defined in the rider.

Disability Benefit Rider

Under this rider, while the insured is totally disabled, as defined in the rider, we will:

•	Credit a specified benefit amount to the policy’s account value, and
•	Waive the monthly charges

Waiver of Monthly Charges Rider

Under this rider, we will waive the monthly charges due for the policy while the insured is totally disabled as defined in the rider.

Waiver of Specified Premium Rider

Under this rider, while the insured is totally disabled as defined in the rider, we will credit the policy’s account value the greater of:

•	The monthly charges, or
•	A monthly specified amount designated by the policyowner.

Accelerated Death Benefit Rider

This rider advances to the owner a portion of the policy’s death benefit, when we receive proof, satisfactory to us, that the insured is terminally ill and is not expected to live more than 12 months. In return for the advance payment, a lien is placed on the policy equal to the amount of benefit accelerated. Interest is not charged on the lien.

In states where this rider is available, it is included automatically with the policy. There is no charge for this rider.

FEDERAL INCOME TAX CONSIDERATIONS

The information in this prospectus is general and is not an exhaustive discussion of all tax questions that might arise under the policy. It also is not intended as tax advice. In addition, we do not profess to know the likelihood the current federal income tax laws and Treasury Regulations or the current interpretations of the Internal Revenue Code, Regulations and other guidance will continue. We cannot make any guarantee regarding the future tax treatment of any policy. We reserve the right to make changes in the policy to assure that it continues to qualify as life insurance for tax purposes.

For complete information on any tax issue, we urge you to consult a qualified tax adviser. No attempt is made in this prospectus to consider any applicable state or other tax laws.

Policy Proceeds and Loans.    We believe the policy meets the Internal Revenue Code (“IRC”) definition of life insurance. Therefore, the death benefit under the policy generally is excludible from the beneficiary’s gross income under federal tax law, and the gain accumulated in the contract is not taxed until withdrawn or otherwise accessed. Gain withdrawn from a policy is taxed as ordinary income.

The following information applies only to a policy that is not a modified endowment contract (“MEC”) under federal tax law. See Modified Endowment Contracts below for information about MECs.

As a general rule, withdrawals are taxable only to the extent that the amounts received exceed your cost basis in the policy. Cost basis equals the sum of the premiums and other consideration paid for the policy less any prior withdrawals under the policy that were not subject to income taxation. For example, if your cost basis in the policy is $10,000, amounts received under the policy will not be taxable as income until they exceed $10,000; then, only the excess over $10,000 is taxable.

However, special rules apply to certain withdrawals associated with a decrease in the policy face amount. The IRC provides that if:
•	there is a reduction of benefits during the first 15 years after a policy is issued, and
•	there is a cash distribution associated with the reduction,

you may be taxed on all or a part of the amount distributed. After 15 years, cash distributions are not subject to federal income tax, except to the extent they exceed your cost basis.

If you surrender the policy for its net surrender value, all or a portion of the distribution may be taxable as income. The distribution represents income to the extent the value received exceeds your cost basis in the policy. For this calculation, the value received is equal to the account value, reduced by any surrender charges, but not reduced by any outstanding policy debt. Therefore, if there is a loan on the policy when it is surrendered, the loan will reduce the cash actually paid to you but will not reduce the amount you must include in your income as a result of the surrender.

Factors that may contribute to these potential situations include: (1) amount of outstanding policy debt at or near the maximum loan value; (2) unfavorable investment results affecting your policy account value; (3) increasing monthly policy charge rates due to increasing attained age of the insured, and (4) high or increasing amount of insurance risk, depending on death benefit option and changing account value.

To illustrate how policy termination with an outstanding loan can result in adverse tax consequences as described above, suppose that your premiums paid (that is, your cost basis) in the policy is $10,000 your account value is $15,000, you have no surrender charges, and you have received no other distributions (withdrawals) under the policy. If, in this example, you have an outstanding policy debt of $14,000, you would receive a payment equal to the net surrender value of only $1,000; but you still would have taxable income at the time of surrender equal to $5,000 ($15,000 account value minus $10,000 cost basis).

This potential situation of taxable income from policy termination exceeding the payment received at termination also may occur if the policy terminates without value because the policy debt limit is reached. If, in this latter example, the account value were to decrease to $14,000 due to unfavorable investment results, and the policy were to terminate because the policy debt limit is reached, the policy would terminate without any cash paid to you; but your taxable income from the policy at that time would be $4,000 ($14,000 account value minus $10,000 cost basis). The policy also may terminate without value if unpaid policy loan interest increases the outstanding policy debt to reach the policy debt limit.

To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force. You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your financial representative and your tax adviser at least annually, and take appropriate preventative action.

A change of the owner or the insured, or an exchange or assignment of the policy, may cause the owner to recognize taxable income.

We believe that, under current tax law, any loan taken under the policy will be treated as policy debt of the owner. If your policy is not a MEC, the loan will not be considered income to you when received.

Interest on policy loans used for personal purposes generally is not tax-deductible. However, you may be able to deduct this interest if the loan proceeds are used for “trade for business” or “investment” purposes, provided that you meet certain narrow criteria.

If the owner is a corporation or other business, additional restrictions may apply. For example, there are limits on interest deductions available for loans against a business-owned policy. In addition, the IRC restricts the ability of a business to deduct interest on debt totally unrelated to any life insurance, if the business holds a cash value policy on the life of certain insureds. The alternative minimum tax (“AMT”) may apply to the gain accumulated in a policy held by a corporation. The corporate AMT may apply to a portion of the amount by which death benefits received exceed the policy’s net surrender value on the date of death.

The impact of federal income taxes on values under the policy and on the benefit to you or your beneficiary depends on MassMutual’s tax status and on the tax status of the individual concerned. We currently do not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to recover the future federal income tax liability to the Separate Account.

Federal estate and gift taxes, state and local estate taxes, and other taxes depend on the circumstances of each owner or beneficiary.

Investor Control.    There are a number of tax benefits associated with variable life insurance policies. Gains on the net investment experience of the Separate Account are deferred until withdrawn or otherwise accessed, and gains on transfers also are deferred. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law dictates that the insurer, and not the policy owner, has control of the investments underlying the various divisions for the policy to qualify as life insurance.

You may make transfers among divisions of the Separate Account, but you may not direct the investments each division makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance and you would be taxed on the gain in the policy as it is earned rather than when it is withdrawn or otherwise accessed.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policy owner can have too much investor control if the variable life policy offers a large number of investment divisions in which to invest account values. We do not know if the IRS will provide any further guidance on the issue. We do not know if any such guidance would apply retroactively to policies already in force.

Consequently, we reserve the right to further limit net premium allocations and transfers under the policy, so that it will not lose its qualification as life insurance due to investor control.

Modified Endowment Contracts.    If a policy is a modified endowment contract (“MEC”) under federal tax law, loans, withdrawals, and other amounts distributed under the policy are taxable to the extent of any income accumulated in the policy. The policy income is the excess of the account value (both loaned and unloaned) over your cost basis. For example, if your cost basis in the policy is $10,000 and the account value is $15,000, then all distributions up to $5,000 (the accumulated policy income) are immediately taxable as income when withdrawn or otherwise accessed. The collateral assignment of a MEC is also treated as a taxable distribution. Death benefits paid under a MEC, however, are not taxed any differently than death benefits payable under other life insurance contracts.

If any amount is taxable as a distribution of income under a MEC, it will also be subject to a 10% penalty tax. There are a few exceptions to the additional penalty tax for distributions to individual owners. The penalty tax will not apply to distributions:
(i)	made on or after the date the taxpayer attains age 59½; or
(ii)	made because the taxpayer became disabled; or
(iii)
made as part of a series of substantially equal periodic payments paid for the life or life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and the taxpayer’s beneficiary. These payments must be made at least annually.

A policy is a MEC if it satisfies the IRC definition of life insurance but fails the “7-pay test.” A policy fails this test if:

•	the accumulated amount paid under the contract at any time during the first seven contract years exceeds

•	the total premiums that would have been payable for a policy providing the same benefits guaranteed after the payment of seven level annual premiums.

A life insurance policy may pass the 7-pay test and still be taxed as a MEC if it is received in a tax-deferred exchange for a MEC.

If certain changes are made to a policy, we will retest it to determine if it has become a MEC. For example, if you reduce the death benefit during a 7-pay period, we will retest the policy using the lower benefit amount. If the reduction in death benefit causes the policy to become a MEC, this change is effective retroactively to the policy year in which the actual premiums paid exceed the new, lower 7-pay limit.

Any reduction in benefits attributable to the non-payment of premiums will not be taken into account if the benefits are reinstated within 90 days after the reduction in such benefits.

We will retest whenever there is a “material change” to the policy while it is in force. If there is a material change, a new 7-pay test period begins at that time. The term “material change” includes certain increases in death benefits.

Since the policy provides for flexible premium payments, we have procedures for determining whether increases in death benefits or additional premium payments cause the start of a new seven-year test period or the taxation of distributions and loans.

Once a policy fails the 7-pay test, loans and distributions taken in the year of failure and in future years are taxable as distributions from a MEC. In addition, the IRS has authority to apply the MEC taxation rules to loans and other distributions received in anticipation of the policy’s failing the 7-pay test. The IRC authorizes the issuance of regulations providing that a loan or distribution, if taken within two years prior to the policy’s becoming a MEC, shall be treated as received in anticipation of failing the 7-pay test. However, such written authority has not yet been issued.

Under current circumstances, a loan, collateral assignment, or other distribution under a MEC may be taxable even though it exceeds the amount of income accumulated in that particular policy. For purposes of determining the amount of income received from a MEC, the law considers the total of all income in all the MECs issued within the same calendar year to the same owner by an insurer and its affiliates. Loans, collateral assignments, and distributions from any one MEC are taxable to the extent of this total income.

Qualified Plans.    The policy may be used as part of certain tax-qualified and/or ERISA employee benefit plans. Since the rules concerning the use of a policy with such plans are complex, you should not use the policy in this way until you have consulted a competent tax adviser. You may not use the policy as part of an Individual Retirement Account (IRA) or as part of a Tax-Sheltered Annuity (TSA) or Section 403(b) custodial account.

OTHER INFORMATION

Other Policy Rights and Limitations

Right to Assign the Policy

You may assign the policy as collateral for a loan or other obligation. For any assignment to be binding on us, however, we must receive a signed copy of it at our Administrative Office. We are not responsible for the validity of any assignment.

Your Voting Rights

You have the right to instruct us how to vote on questions submitted to the shareholders of the funds supporting the policy. This right is limited to the extent you have invested in those divisions.

Your right to instruct us is based on the number of shares of the funds attributable to your policy. The number of shares of any fund, attributable to your policy, is determined by dividing the account value held in that division by $100. Fractional votes are counted.

You will receive proxy material and a form to complete giving us voting instructions. We vote those shares for which we do not receive instructions in the same proportion as the shares for which we do receive instructions.

Deferral of Payments

Delay of Payment of Proceeds from the GPA

We may delay payment of any net surrender values, withdrawals, and loan proceeds that are based on the GPA for up to six months from the date the request is received at our Administrative Office.

If we delay payment of a surrender or withdrawal for 30 days or more, we add interest to the date of payment at the same rate it is paid under the interest payment option.

Delay of Payment of Proceeds from the Separate Account

We can delay payment of the net surrender value or any withdrawal or loan from the Separate Account during any period when:

i.	it is not reasonably practical to determine the amount because the New York Stock Exchange is closed (other than customary week-end and holiday closings);
ii.	trading is restricted by the SEC;
iii.	the SEC declares an emergency exists, and
iv.	the SEC, by order, permits us to delay payment in order to protect our owners.

Reservation of Company Rights to Change the Policy or Separate Account

Separate Account Changes

We reserve the right to make certain material changes to the Separate Account. Specifically, we reserve the rights to:

•	Create new divisions of the Separate Account;
•	Create new Separate Accounts and new segments;
•	Combine any two or more Separate Account segments or divisions;
•	Make available additional or alternative divisions of the Separate Account investing in additional investment companies;
•
Invest the assets of the Separate Account in securities other than shares of the funds. These securities can be substitutes for fund shares already purchased or they can apply only to future purchases.

•	Operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;
•	De-register the Separate Account under the 1940 Act in the event such registration is no longer required;
•	Substitute one or more funds for other funds with similar investment objectives;
•	Delete funds or close funds to future investments, and
•	Change the name of the Separate Account.

We have reserved all rights to the name Massachusetts Mutual Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but we may also withdraw this right.

As a result of changes in applicable laws, regulations or variable investment divisions offered under the policy, we may exercise one or more of the rights listed above. If we exercise any of these rights, we will receive prior approval from the Securities and Exchange Commission, if necessary. We will also give you notice of our intent to exercise any of these rights.

Legal Proceedings

We are involved in litigation arising in and out of the normal course of business, including class action and purported class action suits which seek both compensatory and punitive damages. While we are not aware of any actions or allegations which should reasonably give rise to any material adverse effect, the course of litigation cannot be foreseen with certainty. It is the opinion of our management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect our financial position, results of operations, or liquidity.

Financial Statements

We have included our financial statements and those of the Separate Account in the Statement of Additional Information.

APPENDIX A

Following are hypothetical examples of how the guaranteed death benefit (GDB) safety test works. Example 1 represents a situation where there is no outstanding policy loan. Examples 2a thru 2c represent situations where there is outstanding policy debt.

These examples are provided for illustrative purposes only and are in no way representative of actual policy values.

Example #1—Meeting the GDB safety test when there is no policy debt:

Assume the following:

•	It is the policy’s sixth monthly charge date;
•	You have no policy debt;
•	No withdrawals have been made;
•	The monthly charges are $100;
•	Your policy’s GPA value is $50;
•	The minimum monthly premium is $20;
•	Beginning on the policy date you have made premium payments of $20 on each monthly charge date;
•	The GDB measure equals 75, and
•	The monthly GDB factors total 70.

In the initial no lapse period, the monthly charges will be reduced to $50, the policy’s GPA value is reduced to zero, and the policy will stay in force because:

a.	The GDB measure exceeds the total GDB factors on that monthly charge date, and
b.	The minimum monthly premium requirement (see Guaranteed Death Benefit Safety Test section) has been met.

Therefore, the safety test has been met.

After the policy’s initial no lapse period, it would still stay in force because the GDB measure is greater than the total GDB factors on that date.

Example #2a—Meeting the safety test when there is an existing policy loan, but accrued interest is not yet due and the policy has not exceeded its debt limit:

Assume the following:

•	The policy is in the first month of the 11th policy year;
•	You have policy debt of $2,000;
•	The surrender charges are $135;
•	The monthly charges are $200*;
•	Your policy’s account value is $2,160;
•	The non-loaned GPA value is $75;
•	The variable account value is $85;
•	The minimum no lapse monthly premium is $20;
•	Beginning on the policy date you have made premium payments of $40 on each monthly charge date;
•	The GDB measure equal 75, and
•	The month GDB factors total 70.

In the initial no lapse period, the monthly charges will be reduced to $75 (the non-loaned value of the GPA) and the policy will stay in force because:

a.	The GDB measure exceeds the total GDB factors on that date, and
b.	The minimum monthly premium requirement (see Guaranteed Death Benefit Safety Test section) has been met.

Therefore the safety test is met, and

c.	Policy debt ($2,000) does not exceed the policy debt limit (in this case the account value, $2,160).

After the policy’s initial no lapse period, it would still stay in force because the GDB measure is greater than the total GDB factors on that date and the policy’s debt limit has not been reached.

* If the monthly charges are less than the policy’s non-loaned account value (in this case $160), then (b) does not apply.

Example 2b—Meeting the safety test when there is policy debt (which includes accrued interest) that does not exceed the policy’s debt limit:

Assume the following:

•	It is the policy’s 11th policy anniversary;
•	You have an existing policy loan of $2,000;
•	You have accrued loan interest of $80 that is due and, instead of paying the interest, it is added to your policy loan;
•	The surrender charges are $135;
•	The monthly charges are $300*;
•	Your policy’s account value is $2,260;
•	The non-loaned GPA value is $75;
•	The variable account value is $185;
•	The minimum no lapse monthly premium is $20;
•	Beginning on the policy date you have made premium payments of $40 on each monthly charge date;
•	The GDB measure equal 75, and
•	The month GDB factors total 70.

In this case, $80 of your variable account value will be transferred to the loaned portion of the policy’s GPA to pay the accrued loan interest, increasing policy debt to $2,080.

In the initial no lapse period, the monthly charges will be reduced to $75 (the non-loaned portion of the GPA) and the policy will stay in force because:

a.	The GDB measure exceeds the total GDB factors on that date;
b.	The minimum monthly premium requirement (see Guaranteed Death Benefit Safety Test section) has been met, and
c.	Policy debt ($2,080) does not exceed the policy debt limit (in this case the account value, $2,260).

After the policy’s initial no lapse period, it would still stay in force because the GDB measure is greater than the total GDB factors on that date and the policy’s debt limit has not been reached.

* If the monthly charges are less than the policy’s non-loaned account value (in this case $260), then (b) does not apply.

Example 2c—Meeting the safety test when there is policy debt (which includes accrued interest) that has exceeded the policy debt limit:

Assume the following:

•	It is the policy’s 11th policy anniversary;
•	You have an existing policy loan of $2,500;
•	You have accrued loan interest of $100 that is due and, instead of paying the interest, it is added to your policy loan;
•	The surrender charges are $135;
•	The monthly charges are $100;
•	Your policy’s account value is $2,550;
•	The non-loaned GPA value is $25;
•	The variable account value is $25;
•	The minimum no lapse monthly premium is $20;
•	Beginning on the policy date you have made premium payments of $50 on each monthly charge date;
•	The GDB measure equal 100, and
•	The month GDB factors total 70.

In this case, $100 of your unloaned account value should be transferred to the loaned portion of the policy’s GPA to pay the accrued loan interest, which would increase policy debt to $2,600. In this situation:

a.	The GDB measure exceeds the total GDB factors on that date, and
b.	The minimum monthly premium requirement (see Guaranteed Death Benefit Safety Test section) has been met.

However, because there is insufficient value in the unloaned account value (the non-loaned GPA and the variable account values) to satisfy the interest payment, policy debt ($2,600) exceeds the policy debt limit (in this case the account value of $2,550), therefore, although your policy has satisfied the GDB safety test, it will enter the grace period.

APPENDIX B

Hypothetical Examples of the Impact of the Account Value, Guaranteed Principal Account (GPA) Value, and Premiums on the Policy Death Benefit

Example I—Death Benefit Option 1

Assume the following:

•	Face amount is $1,000,000
•	Account value is $50,000
•	Minimum death benefit is $219,000
•	No policy debt

Based on these assumptions,

•	the death benefit is $1,000,000.

If the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit remains at $1,000,000.

If the account value decreases to $30,000 and the minimum death benefit decreases to $131,400,

•	the death benefit still remains at $1,000,000.

Example II—Death Benefit Option 2

Assume the following:

•	Face amount is $1,000,000
•	Account value is $50,000
•	Minimum death benefit is $219,000
•	No policy debt

Based on these assumptions,

•	the death benefit is $1,050,000 (face amount plus account value).

If the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit will increase to $1,080,000.

If the account value decreases to $30,000 and the minimum death benefit decreases to $131,400,

•	the death benefit will decrease to $1,030,000.

Example III—Death Benefit Option 3

Assume the following:

•	Face amount is $1,000,000
•	Account value is $50,000
•	Minimum death benefit is $219,000
•	No policy debt
•	Premiums paid under the policy to-date total $40,000

Based on these assumptions,

•	the death benefit is $1,040,000 (face amount plus premiums paid).

If you pay an additional $30,000 of premium and the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit will increase to $1,070,000.

Example IV — Death Benefit Option 4

Assume the following:

•	Face amount is $1,000,000
•	Account value is $50,000
•	GPA value is $30,000
•	Minimum death benefit is $219,000
•	No policy debt
•	Premiums paid under the policy to-date total $40,000

Based on these assumptions,

•	the death benefit is $1,020,000 (face amount plus account value minus GPA value).

If the account value increases to $80,000, the GPA value increases to $40,000, and the minimum death benefit increases to $350,400,

•	the death benefit will increase to $1,040,000.

If the account value decreases to $30,000, the GPA value decreases to $10,000, and the minimum death benefit decreases to $131,400,

•	the death benefit will decrease to $1,020,000.

APPENDIX C

Hypothetical Examples of Death Benefit Option Changes

Example I—Change from Option 1 to Option 2
For a change from option 1 to option 2, the face amount will be decreased by the amount of the account value on the effective date of the change.
For example, if the policy has a face amount of $700,000 and an account value of $25,000, under option 1 the death benefit is equal to the face amount, or $700,000. If you change from option 1 to option 2, the death benefit under option 2 is equal to the face amount plus the account value. Since the death benefit does not change as the result of a death benefit option change, the face amount will be decreased by $25,000 to $675,000, and the death benefit under option 2 after the change will remain $700,000.

Example II—Change from Option 2 to Option 1
For a change from option 2 to option 1, the face amount is increased by the amount of the account value on the effective date of the change.
For example, if the policy has a face amount of $500,000 and an account value of $25,000, the death benefit under option 2 is equal to the face amount plus the account value, or $525,000. If you change from option 2 to option 1, the death benefit under option 1 is equal to the policy face amount. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be increased from $500,000 under option 2 to $525,000 under option 1 and the death benefit after the change will remain at $525,000.

Example III—Change from Option 1 to Option 3
For a change from option 1 to option 3, the face amount will be decreased by the amount of the premiums paid to the effective date of the change.
For example, if the policy has a face amount of $700,000 and premiums paid to-date are $30,000, the death benefit under option 1 is equal to the face amount, or $700,000. If you change from option 1 to option 3, the death benefit under option 3 is equal to the face amount plus the premiums paid to date. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be decreased from $700,000 under option 1 to $670,000 under option 3 and the death benefit after the change will remain at $700,000.

Example IV—Change from Option 3 to Option 1
For a change from option 3 to option 1, the face amount is increased by the amount of the premiums paid to the effective date of the change.
For example, if a policy has a face amount of $500,000, and premium payments of $12,000 have been made to-date, the death benefit under option 3 is equal to the face amount plus the premiums paid, or $512,000. If you change from option 3 to option 1, the death benefit under option 1 is equal to the face amount. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be increased from $500,000 under option 3 to $512,000 under option 1 and the death benefit after the change will remain at $512,000.

Example V—Change from Option 1 to Option 4
For a change from option 1 to option 4, the face amount is decreased by the amount of the account value minus the unloaned portion of the GPA value on the effective date of the change.
For example, if the policy has a face amount of $500,000, an account value of $25,000, and a GPA value of $10,000, the death benefit under option 1 is equal to the face amount, or $500,000. If you change from option 1 to option 4, the death benefit under option 4 is equal to the policy face amount, plus the account value, minus the GPA value. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be decreased from $500,000 under option 1 to $485,000 under option 4 and the death benefit after the change will remain at $500,000.

Example VI—Change from Option 4 to Option 1
For a change from option 4 to option 1, the face amount is increased by the amount of the account value minus the unloaned portion of the GPA value on the effective date of the change.
For example, if the policy has a face amount of $500,000, an account value of $25,000, and a GPA value of $10,000, the death benefit under option 4 is equal to the face amount, plus the account value, minus the GPA value, or $515,000. If you change from option 4 to Option 1, the death benefit under option 1 is equal to the policy face amount. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be increased from $500,000 under option 4 to $515,000 under option 1 and the death benefit after the change will remain at $515,000.

Example VII—Change from Option 2 to Option 3, or from Option 3 to Option 2

For a change from option 2 to option 3 or from option 3 to option 2, the face amount is changed (increased or decreased) by the difference between the account value and the premiums paid to-date.
For example, if the policy has a face amount of $1,000,000 and an account value of $70,000 and premiums paid of $25,000, the death benefit under option 2 is equal to the face amount plus the account value, or $1,070,000. If you change from option 2 to option 3, the death benefit under option 3 is equal to the face amount plus the premiums paid to-date. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be increased by the difference between the account value and the premiums paid, or $45,000, to $1,045,000 under option 3, maintaining a death benefit of $1,070,000. A similar type of change would be made for a change from option 3 to option 2.

Example VIII—Change from Option 2 to Option 4, or from Option 4 to Option 2

For a change from option 2 to option 4 or from option 4 to option 2, the face amount is changed (increased or decreased) by the unloaned portion of the GPA value as of the date of the change.
For example, if the policy has a face amount of $1,000,000, an account value of $70,000, and a GPA value of $25,000, the death benefit under option 2 is equal to the face amount plus the account value, or $1,070,000. If you change from option 2 to option 4, the death benefit under option 4 is equal to the face amount plus the account value minus the GPA value as of the date of the change. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be increased by the GPA value, to $1,025,000 under option 4, maintaining a death benefit of $1,070,000. A similar type of change would be made for a change from option 4 to option 2.

Example IX—Change from Option 3 to Option 4, or from Option 4 to Option 3

For a change from option 3 to option 4 or from option 4 to option 3, the face amount is changed (increased or decreased) by the difference between the premiums paid to date and the account value minus the unloaned portion of the GPA value as of the date of the change.
For example, if the policy has a face amount of $1,000,000, an account value of $70,000, a GPA value of $25,000, and premiums paid to date of $40,000, the death benefit under option 3 is equal to the face amount plus premiums paid to date, or $1,040,000. If you change from option 3 to option 4, the death benefit under option 4 is equal to the face amount plus the account value minus the GPA value as of the date of the change. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be decreased by the difference between the premiums paid to date and the account value minus the GPA value, to $995,000 under option 4, maintaining a death benefit of $1,040,000. A similar type of change would be made for a change from option 4 to option 3.

The Statement of Additional Information (SAI) contains additional information about the Separate Account and the policy. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC.

Information about the Separate Account, including the SAI, can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the Public Reference Room may be obtained by calling the SEC at 202-942-8090. You may also obtain copies of this information, upon payment of a duplicating fee by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

For a free copy of the SAI, or for general inquiries, contact our Administrative Office:

Life Customer Service Center Hub
PO Box 1865
Springfield, MA 01102-1865
1-800-272-2216

You can also request, free of charge, a personalized illustration of death benefits, surrender values, and cash values from your financial representative or by calling our Administrative Office.

Investment Company Act file number: 811-08075

PART B

INFORMATION REQUIRED IN A
STATEMENT OF ADDITIONAL INFORMATION

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
(Depositor)

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I
(Registrant)

STATEMENT OF ADDITIONAL INFORMATION
(SAI)

xx/xx/02

This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus dated (effective date), for the MassMutual VUL GuardSM contract. The VUL GuardSM contract and its prospectus may be referred to in this SAI.

For a copy of the VUL GuardSM prospectus, contact your financial representative, or our Life Customer Service Center Hub at PO Box 1865, Springfield, Massachusetts, 01102-1865 (1-800-272-2216) www.massmutual.com.

	SAI	Prospectus
Company	2	10

The Separate Account	2	17

Services
➢ Custodian	2

Additional Information About the Operation of the Contracts and the Registrant
➢ Purchase of Shares in Underlying Investment funds	2
➢ Annual Reports	2
➢ Incidental Benefits
• Benefits Available by Rider	2
• Death Benefit Payment Options	6

Underwriters	7
➢ Sales and Other Agreement	7

Additional Information About Charges
➢ Sales Load	8
➢ Underwriting Procedures	8
➢ Increases in Face Amount	8	34

Performance Data	9

Taxes	11	42

Experts	11

Financial Statements	11

1

COMPANY

Massachusetts Mutual Life Insurance Company (the “Company”) is a global, diversified financial services organization providing life insurance, long-term care insurance, annuities, disability income products and investments to individuals; and life insurance, investment and retirement and savings products to institutions. The Company is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851.

THE SEPARATE ACCOUNT

The Company’s Board of Directors established the Separate Account on July 13, 1988, as a separate investment account of MassMutual. It was established based on the laws of the Commonwealth of Massachusetts. It is registered with the Securities and Exchange Commission as a unit investment trust under the provisions of the Investment Company Act of 1940.

SERVICES

Custodian

The Company holds title to the assets of the Separate Account. The Company maintains the records and accounts relating to the Separate Account, the segment, and the divisions.

ADDITIONAL INFORMATION ABOUT THE OPERATION OF
THE CONTRACTS AND THE REGISTRANT

Purchase of Shares in Underlying Investment Funds

Shares are purchased and redeemed at net asset value. Fund dividends and capital gain distributions are automatically reinvested, unless the Company, on behalf of the Separate Account, elects otherwise.

Because the underlying funds are also offered in variable annuity contracts, it is possible that conflicts could arise between the owners of variable life insurance policies and the owners of variable annuity contracts. If a conflict exists the fund’s board will notify the insurers and take appropriate action to eliminate the conflict.

Annual Reports

MassMutual maintains the records and accounts relating to the Separate Account the segment and the divisions. Each year within the 30 days following the policy anniversary date, we will mail the policyowner a report showing:

i.	The account value at the beginning of the previous policy year,
ii.	All premiums paid since that time,
iii.	All additions to and deductions from the account value during the year, and
iv.	The account value, death benefit, net surrender value and policy debt as of the last policy anniversary.

This report may contain additional information if required by any applicable law or regulation.

Incidental Benefits

Benefits Available by Rider

The following additional benefits are available by rider. You must qualify for the additional benefits and, in most cases, you must request them. The additional benefits are subject to the terms of both the rider and the policy. The cost of any rider is deducted as part of the policy’s monthly charges. Riders for which we charge will also have a guaranteed death benefit factor associated with them that will be described in the rider. The guaranteed death benefit (“GDB”) factor is used in the calculation of the guarantee death benefit measure. If you choose to add a rider for which we charge, you may cancel it at any time upon written request.

The terms and conditions of the riders may vary from state to state and they are subject to state availability.

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Additional Insurance Rider. The rider provides term insurance on the life of the insured. The rider face amount is added to the policy face amount in determining the amount of benefit under the death benefit option in effect under the policy. The minimum initial rider face amount is $50,000.

The rider face amount may be increased or decreased. An increase requires evidence of insurability, and the increase must equal at least $15,000. No increase in the rider face amount will be permitted after the rider anniversary date nearest the insured’s 90th birthday. After the first rider year, the rider face amount may be decreased by the owner’s written request. No rider face amount decrease will be permitted within one year following the effective date of any rider face amount increase or policy face amount increase.

Coverage under this rider may be fully or partially converted until the insured’s rider attained age is 70. Conversion will be to new flexible premium adjustable variable life insurance on the insured or to an increase in the base policy’s face amount. Evidence of insurability will not be required. If coverage is partially converted, the amount converted must meet the minimum requirements of the new insurance.

The rider terminates at rider attained age 100. It terminates earlier upon:

•	the end of the grace period for an unpaid premium under the policy;
•	termination of the policy;
•	change of the policy to a different policy on which the rider is not available, or
•	upon conversion of all rider coverage.

This rider may also be cancelled by written request.

The monthly insurance charge for this rider is a rate per $1,000 of rider insurance risk plus a rate per $1,000 of rider face amount. The rider also has a GDB rider factor and a rider premium expense factor associated with it. The GDB rider factor is taken from the GDB measure on each monthly charge date prior to the rider expiration. Each month while this rider is in force, the GDB Rider factor is the sum of the GDB Monthly Rider Face Amount factor and the GDB Monthly Rider Insurance factor. The GDB Monthly Rider Face Amount factor is equal to the Rider Face Amount divided by 1000 then multiplied by the Monthly Rider Face Amount factor shown in the policy-specifications pages for this rider. The monthly insurance factors per 1,000 of GDB measure rider risk are shown in the Table of Guaranteed Death Benefit Monthly Rider Insurance Factors in the rider’s policy-specifications pages. The monthly insurance factors for the initial rider face amount and for each rider face amount increase will be shown in separate tables. The rider premium expense factor is also shown in the rider’s policy-specifications pages.

Substitute of Insured Rider. This rider allows you to substitute a new insured in place of the current insured under the policy without incurring surrender charges. A substitute of insured is allowed if the policy is in force, you have an insurable interest in the life of the substitute insured, the substitute insured must have been born on or before the policy date, the substitute insured is age 85 or younger on the date of the substitution, and the age of the substitute insured on the policy date is within the issue age range allowed for this policy on the policy date.

An application and evidence of insurability satisfactory to us is required for the substitute insured.

All monthly charges after the substitution of the insured will be based on the life and risk class of the substitute insured.

The rider terminates upon the current insured’s attained age 75, at the time of the exercise of the rider, if the policy is changed to a different policy under which the rider is not available, or if the policy terminates.

The rider is included automatically with the policy at no charge, however, before a substitution can become effective, we require payment of a $75 fee. The rider will not be added to a policy if the issue age of the base insured is older than attained age 74.

Substituting a new insured under the policy may have adverse tax consequences under the current federal tax law. Please consult your tax advisor.

Guaranteed Insurability Rider. This rider provides the right to increase the face amount of the policy without evidence of insurability on certain option dates as defined in the rider. A written application is required, however, to elect an increase in the face amount. The completed application and any premium payment needed for the increase must be received at our Administrative Office by the end of the option period.

The rider option amount is subject to a maximum limit of $125,000, or, if less, two times the face amount of the policy on the effective date of an increase in the rider option amount.

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The rider terminates:

•	after the last option date as defined in the rider;

•	following election of the last face amount increase that may be elected under the rider;

•	if the policy is changed to another policy under which this rider is not available, or

•	if the policy terminates.

There is a monthly charge for this rider. It is a rate per $1,000 of rider option amount. The rider also has a GDB rider factor and a rider premium expense factor associated with it. The GDB rider factor is taken from the GDB measure on each monthly charge date prior to the rider expiration. The monthly GDB rider factors per $1,000 of option amount are shown in the rider’s policy specifications pages. The rider premium expense factor is also shown in the rider’s policy-specifications pages.

Disability Benefit Rider. This rider provides a disability benefit while the insured is totally disabled as defined in the rider. The rider provides the following monthly benefits if the insured becomes totally disabled:

•
On specific monthly charge date, we will credit an amount to the account value equal to the specified benefit amount shown on the policy specification page for this rider. This amount will be treated as a net premium.

•	We also will waive the monthly charges due for this policy on specific monthly charge dates.

The benefits will be provided after the insured has been totally disabled for four months and all conditions of the rider have been met. The amount of rider benefit that is allocated to the GPA will also be reflected in the GDB measure.

The benefits under the rider end upon any of the following events:

•	once the insured is no longer totally disabled,

•	satisfactory proof of continued disability is not provided to us as required,

•	the insured refuses or fails to have an examination we require,

•	for the credit of a monthly specified amount, the day before the insured’s attained age 65, and

•	for waiver of monthly charges, the day before the insured’s attained age becomes 65 if total disability began when the insured’s attained age was 60 or older.

The amount of rider benefit that is allocated to the GPA will also be reflected in the GDB measure. If any rider benefit is allocated to the GPA and is less than the GDB monthly rider factors applicable to any policy month, however, the policy’s GDB monthly factors will be added to the GDB measure on that monthly charge date.

Proof of claim must be received at our Administrative Office within one year after the notice of claim was given to us.

There is a monthly charge for this rider based on both the specified benefit amount and the waiver of monthly charges. The charge rates are based on the attained age, gender, and risk class of the insured and on the benefits provided. The rider also has a GDB rider factor and a rider premium expense factor associated with it. The GDB rider factor is taken from the GDB measure on each monthly charge date prior to the rider expiration. The monthly rider factor is the sum of GDB waiver factor and the GDB specified benefit factor. The monthly rider waiver factors, specified benefit factors, and the rider premium expense factor are shown in the rider’s policy-specifications pages.

Waiver of Monthly Charges Rider. Under this rider, we will waive the monthly charges due for the policy while the insured is totally disabled as defined in the rider.

The benefit will be provided once the insured has been totally disabled for four months and all the provisions of the rider have been met. The benefits will end when the insured is no longer totally disabled, satisfactory proof of continued total disability is not given to us as required, the insured refuses or fails to have an examination we require, or the day before the insured’s attained age 65 if the disability began when the insured was attained age 60 or older.

The amount of rider benefit that is allocated to the GPA will also be reflected in the GDB measure. If the rider benefit allocated to the GPA is less than the GDB monthly rider factors applicable to any policy month, however, the policy’s GDB monthly factors will be added to the GDB measure on that monthly charge date.

Proof of claim must be received at our Administrative Office within one year after the notice of claim was given to us.

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There is a monthly charge for this rider. The waiver charge rate is based on the insured’s attained age, gender and risk class. The rider also has a GDB rider factor and a rider premium expense factor associated with it. The GDB rider factor is taken from the GDB measure on each monthly charge date prior to the rider expiration. The monthly rider factor is equal to the waiver factor for the insured’s attained age multiplied by the sum of the GDB monthly factors for the month, excluding the factor for this rider. The monthly rider factors and the rider premium expense factor are shown in the rider’s policy-specifications pages.

Waiver of Specified Premium Rider. Under this rider we will credit the account value the greater of the monthly charges or a monthly specified premium amount designated by the policyowner at issue. The policy owner may select the monthly specified premium benefit amount, from 0 (zero) up to a maximum amount. When the specified premium benefit amount is credited to the account value, it is treated as net premium. In other words, it is not treated as a gross premium payment.

The amount of rider benefit that is allocated to the GPA will also be reflected in the GDB measure. If the rider benefit allocated to the GPA is less than the GDB monthly rider factors applicable to any policy month, however, the policy’s GDB monthly factors will be added to the GDB measure on that monthly charge date.

These benefits will be provided after the insured has been totally disabled for four months and all the provisions of the rider have been met. The benefits will end when:

•	the insured is no longer totally disabled,

•	satisfactory proof of continued total disability is not given to us as required,

•	the insured refuses or fails to have an examination we require, or

•	the day before the insured’s attained age becomes 65 if total disability began when the insured’s attained age was 60 or older.

If the disability began before the insured was attained age 60 and continues to attained age 65, the rider benefit after attained age 65 will be the monthly charges for this rider.

Proof of claim must be received at our Administrative Office within one year after the notice of claim was given to us.

There is a monthly charge for this rider. The waiver charge rate is based on the insured’s attained age, gender, and risk class. The rider also has a GDB rider factor and a rider premium expense factor associated with it. The GDB rider factor is taken from the GDB measure on each monthly charge date prior to the rider expiration. Each month while the rider is in force:

•
If the sum of the GDB monthly factors, excluding the factor for this rider, is greater than the specified monthly premium, then the GDB monthly rider factor is equal to the waiver factor for the insured’s attained age multiplied by the sum of the GDB monthly factor for the month, excluding the factor for this rider.

•
If the sum of the GDB monthly factors, excluding the factor for this rider, is less than or equal to the specified monthly premium, then the GDB monthly rider factor is equal to the specified monthly premium for that month multiplied by the specified benefit factor for the insured’s attained age.

The waiver factors, specified benefit factors, and the rider premium expense factor are shown in the rider’s policy-specifications pages.

Accelerated Death Benefit Rider. This rider advances to the owner a portion of the policy death benefit, when we receive proof, satisfactory to us, that the insured is terminally ill and is not expected to live more than 12 months. In return for the advance payment, a lien is placed on the policy, equal to the amount of benefit accelerated. Interest is not charged on the lien.

An accelerated benefit will be paid when the following requirements are met: (1) we receive the owner’s written request for payment of an accelerated death benefit under the policy, (2) we receive the insured’s written authorization to release medical records to us, (3) we receive the written consent to this request of any assignee and any irrevocable beneficiary under the policy, and (4) we receive proof, satisfactory to us, that the insured has a terminal illness as defined in the rider.

The amount of the death benefit under the policy that can be considered for acceleration is determined as of the acceleration date. The acceleration date is the first date on which all the requirements for acceleration, except any confirming examination that we may require, have been met.

After the accelerated benefit payment is made, this policy will remain in force and premiums and charges will continue in accordance with the policy provisions.

Benefits under the rider may be taxable. The owner should seek tax advice prior to requesting an accelerated death benefit payment.

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The rider terminates on the date an accelerated benefit payment is made, or if the base policy terminates, or if the base policy matures, or the base policy is changed to a different policy on which the rider is not available, or two years before coverage under the policy is scheduled to terminate.

Where this rider is available, it is included automatically with the policy. There is no charge for this rider.

Death Benefit Payment Options

We will pay the death benefit in cash, in one lump sum, or under one or more of the following options if selected by the Policyowner. The minimum amount that can be applied under a payment option is $10,000. If the periodic payment under any option is less than $100, we reserve the right to make payments at less frequent intervals. None of these benefits depend on the performance of the Separate Account or the Guaranteed Principal Account.

Installments for a Specified Period
Equal monthly payments for any period selected, up to 30 years. The amount of each payment depends on the total amount applied, the period selected, and the monthly income rates we are using when the first payment is due.

Life Income
Equal monthly payments based on the life of a named person. Payments will continue for the lifetime of that person. You can elect income with or without a minimum payment period. This benefit may be increased by the Alternate Life Income provision.

Interest	We will hold any amount applied under this option. We will pay interest on the amount at an effective annual rate determined by us. This rate will not be less than 3%.

Installments of a Specified Amount
Fixed amount payments. The total amount paid during the first year must be at least 6% of the total amount applied. We will credit interest each month on the unpaid balance and add this interest to the unpaid balance. This interest will be an effective annual rate determined by us, but not less than 3%. Payments continue until the balance we hold is reduced to less than the agreed fixed amount. The last payment will be for the balance only.

Life Income with Payments Guaranteed for Amount Applied
Equal monthly payments based on the life of a named person. We will make payments until the total amount paid equals the amount applied, whether the named person lives until all payments have been made or not. If the named person lives beyond the payments of the total amount applied, we will continue to make monthly payments as long as the named person lives. This benefit may be increased by the Alternate Life Income provision.

Joint Lifetime Income with Reduced Payments to Survivor
Monthly payments based on the lives of two named persons. We will make payments at the initial level while both are living, or for 10 years if longer. When one dies (but not before the 10 years has elapsed), we will reduce the payments by one-third. Payments will continue at that level for the lifetime of the other. After the 10 years has elapsed, payments stop when both named persons have died. This benefit may be increased by the Alternate Life Income provision.

Alternate Life Income
The named person(s) can elect to receive an alternate life income instead of receiving income based on the rates shown in the payment option rates tables. The election must be made at the time the income is to begin. The monthly alternate life income must be at least equal to the monthly income provided by a new single premium immediate annuity (first payment immediate) based on our published rates then in use when the payment option is elected. The alternate life income will not be available if we are not offering new single premium immediate annuities at the time of election.

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UNDERWRITERS

MML Distributors, LLC (“MML Distributors”), 1414 Main Street, Springfield, Massachusetts 01144-1013, is the principal underwriter of the policy. MML Distributors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). MML Distributors is a wholly owned subsidiary of the Depositor. MML Distributors receives compensation for its activities as the underwriter of the policy.

MML Distributors does business under different variations of its name; including the name MML Distributors, LLC in the states of Illinois, Michigan, Oklahoma, South Dakota and Washington; and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio and West Virginia.

Sales and Other Agreements

Pursuant to the Underwriting and Servicing Agreement, MML Distributors receives compensation for its activities as underwriter for the separate account. Compensation paid to and retained by MML Distributors in 1999, 2000, and 2001 was $10,000, $10,000 and $10,000, respectively. Commissions will be paid through MML Distributors to agents and selling brokers for selling the policy (VUL GuardSM). Since sales of VUL GuardSM have not commenced as of this date, no commissions have been paid to date.

MML Distributors has selling agreements with other broker-dealers that are registered with the SEC and are members of the NASD (“selling brokers”). We sell the policy through agents who are licensed by state insurance officials to sell the policy and are registered representatives of a selling broker.

We also may contract with independent third party broker-dealers who may assist us in finding broker-dealers to offer and sell the policies. These third parties also may provide training, marketing and other sales related functions for us and other broker-dealers. And they may provide certain administrative services to us in connection with the policies.

Agents who sell these policies will receive commissions based on certain commission schedules and rules. We pay some commissions as a percentage of the premium paid in each year of coverage. These commissions distinguish between premiums up to the Target Premium and premiums paid in excess of the Target Premium. The Target Premium is based on the Issue Age, gender, and risk classification of the Insured. We also pay commissions as a percentage of the average monthly account value in each Policy Year. The maximum commission percentages are as follows.

For coverage year 1, 50% of premium paid up to the Target Premium and 2% of premium paid in excess of the Target Premium; for coverage years 2 through 10, 5% of premium paid up to the Target Premium and 2% of premium paid in excess of the Target Premium; and for coverage years 11 and beyond, 2% of premium paid up to the Target Premium and 2% of premium paid in excess of the Target Premium. Also, for Policy Years 2 and beyond, 0.15% of the average monthly account value during the year.

We may compensate agents who have financing agreements with general agents of MassMutual differently. Agents who meet certain productivity and persistency standards in selling MassMutual policies are eligible for additional compensation. General agents and district managers who are registered representatives also may receive commission overrides, allowances and other compensation.

We may pay independent, third party broker-dealers who assist us in finding broker-dealers to offer and sell the policies compensation based on premium payments for the policies. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars.

While the compensation we pay to broker-dealers for sales of policies may vary with the sales agreement and level of production, the compensation generally is expected to be comparable to the aggregate compensation we pay to agents and general agents. However, from time to time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the policies.

The offering is on a continuous basis.

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ADDITIONAL INFORMATION ABOUT CHARGES

Sales Load

We deduct a premium expense charge from each premium payment you make. The deduction is taken before any premium is applied to the policy.

Underwriting Procedures

Before issuing a policy we will require evidence of insurability. This means that (1) you must complete an application and submit it to our Administrative Office, and (2) we will usually require that the insured have a medical examination. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason

Insurance charges will be determined on each policy anniversary based on our future expectations of such factors as mortality, expenses, interest, persistency and taxes. The insurance charge rate will not exceed those shown on the policy specifications pages, which are based on the 1980 Commissioners’ Standard Ordinary Mortality Table (1980 CSO), male or female (unisex rates may be required in some states), Nonsmoker or Smoker Table, age of the insured on their nearest birthday.

Special risk classes are used when mortality experience in excess of the standard risk classes is expected. These substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of 1980 CSO, male or female (unisex rates may be required in some situations), Nonsmoker or Smoker Table, and age of the insured on their nearest birthday plus any flat extra amount assessed. The multiple will be based on the insured’s substandard rating.

There are five non-rated classes: ultra preferred non-tobacco, select preferred non-tobacco; non-tobacco, select preferred tobacco, and tobacco.

Increases in Face Amount

A face amount increase is accomplished by issuing an additional insurance coverage segment. Each such segment has a distinct issue age, risk class, premium expense factor, premium expense charges, monthly charges, and surrender charges. Each segment will also have a GDB insurance factor and a GDB face amount factor associated with it. The associated GDB factors will be taken from the GDB measure on the monthly charge dates

It is possible for risk classes of prior segments to change in order to match the risk classes of the new segment. This will happen only if the underwriter indicates that it should. The general rule is that if the new segment has risk classes worse than prior segments, then the prior segments will not change. Conversely, if the new segment has risk classes better than prior segments, then the prior segments will change. This change will not occur if the increase is due to a term conversion. Changing prior segments may impact the guideline premiums, MEC premiums and minimum death benefit under the Cash Value Test.

The monthly policy level charges that repeat for each elected face amount increase are the face amount charge and the cost of insurance charge. Additionally, the GDB insurance factor and the GDB face amount factor will repeat. The administrative charge does not repeat. The premium expense charge and surrender charges also repeat. The charges associated with the increase will be deducted from the account value beginning on the effective date of the increase.

Premium payments received once an increase in face amount becomes effective will be allocated to each segment of the face amount. The premium allocation will be made on a pro rata basis using the premium expense factor for each segment. If the account value is insufficient to continue the changed policy in force for three months at the new monthly charges and interest, we may require a payment sufficient to increase the account value to such amount.

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PERFORMANCE DATA

From time to time, we may report historical performance for the divisions of the Separate Account available under this policy. The investment performance figures are calculated using the actual historical performance of the investment options for the periods shown in the report. When applicable, the performance will include periods before the policy was available for sale.

The performance returns in these reports will reflect deductions for management fees and all other operating expenses of the underlying investment funds and an annual deduction for the asset charge. The returns will not reflect any deductions from premiums, monthly charges assessed against the account value of the policies, policy surrender charges, or other policy charges, which, if deducted, would reduce the returns.

The following table shows average annual total return rates for the divisions of the Separate Account for the period ended (date)             .

Separate Account Division (Inception Date of the underlying Fund)	Year to Date	1 Month	1 Year	5 Years	10 Years	Since Inception
American Century® VP Income & Growth (10/30/97)
American Century® VP Value (5/1/96 )
Fidelity® VIP Contrafund®(1/3/95)
Goldman Sachs Capital Growth[2] (4/30/98)
INVESCO Financial Services (12/21/99)
INVESCO Health Sciences (5/22/97)
INVESCO Technology[3] (5/21/97)
Janus Aspen Balanced (9/13/93)
Janus Aspen Capital Appreciation (5/1/97)
Janus Aspen Worldwide Growth[2] (9/13/93)
MFS® Investors Trust (10/9/95)
MFS® New Discovery Future (5/1/98)
MML Blend (2/3/84)	TO BE FILED WITH FIRST PRE-EFFECTIVE AMENDMENT
MML Emerging Growth[1] (5/1/00)
MML Enhanced Index Core Equity (5/1/01)
MML Equity[4] (9/15/71)
MML Equity Index[5] (5/1/97)
MML Growth Equity (5/3/99)
MML Inflation-Protected Bond (8/15/02)
MML Large Cap Value (5/1/00)
MML Managed Bond (12/16/81)
MML Money Market[6] (12/16/81) (7-day yield[7] 0.94%)
MML OTC 100 (5/1/00)
MML Small Cap Growth Equity[1] (5/3/99)
MML Small Cap Equity[1] (6/1/98)
MML Small Company Opportunities (5/1/01)
Oppenheimer Aggressive Growth (8/15/86)
Oppenheimer Bond (4/3/85)
Oppenheimer Capital Appreciation (4/3/85)
Oppenheimer Global Securities[2] (11/12/90)
Oppenheimer High Income (4/30/86)
Oppenheimer Main Street® Growth & Income (7/5/95)
Oppenheimer Strategic Bond[2] (5/3/93)
Oppenheimer International Growth[2] (5/13/92)
Scudder VIT Small Cap Index[1] (8/22/97)
T. Rowe Price Blue Chip Growth (12/29/00)
T. Rowe Price Equity Income (33194)
T. Rowe Price Mid-Cap Growth (12/31/96)
Templeton Foreign Securities[2,8] (5/1/92)
Franklin Small Cap Value Securities (5/1/98)

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From time to time, we may also report actual historical performance of the investment funds underlying each division of the Separate Account. These performance returns are determined by calculating what a $1 investment in the fund would have earned over the stated period of time.

These returns will reflect the fund operating expenses but they will not reflect the asset charge, any deductions from premiums, monthly charges assessed against the account value of the policies, policy surrender charges, or other policy charges. If these expenses and charges were deducted, the rates of return would be significantly lower.

The following table shows average annual total return rates for the underlying investment funds of the Separate Account for the period ended                  (date)                 .

Investment Fund (Inception Date)	Year to Date	1 Month	1 Year	5 Years	10 Years	Since Inception
American Century® VP Income & Growth Fund (10/30/97)
American Century® VP Value Fund (5/1/96)
Fidelity® VIP Contrafund® Portfolio (Initial Class) (1/3/95)
Goldman Sachs Capital Growth Fund [2] (4/30/98)
INVESCO VIF–Financial Services Fund (12/21/99)
INVESCO VIF–Health Sciences Fund (5/22/97)
INVESCO VIF–Technology Fund [3] (5/21/97)
Janus Aspen Balanced Portfolio (Service) (9/13/93)
Janus Aspen Capital Appreciation Portfolio (Service) (5/1/97)
Janus Aspen Worldwide Growth Portfolio[2] (Service) (9/13/93)
MFS® Investors Trust Portfolio Series (10/9/95)	TO BE FILED WITH FIRST PRE-EFFECTIVE AMENDMENT
MFS® New Discovery Portfolio Series (5/1/98)
MML Blend Fund (2/3/84)
MML Emerging Growth Fund[1] (5/1/00)
MML Enhanced Index Core Equity Fund (5/1/01)
MML Equity Fund[4] (9/15/71)
MML Equity Index Fund (Class II)[5] (5/1/97)
MML Growth Equity Fund (5/3/99)
MML Inflation-Protected Bond Fund (8/15/02)
MML Large Cap Value Fund (5/1/00)
MML Managed Bond Fund (12/16/81)
MML Money Market Fund[6] (12/16/81) (7-day yield[7] 0.94%)
MML OTC 100 Fund (5/1/00)
MML Small Cap Growth Equity Fund[1] (5/3/99)
MML Small Cap Equity Fund[1] (6/1/98)
MML Small Company Opportunities Fund (5/1/01)
Oppenheimer Aggressive Growth Fund/VA (8/15/86)
Oppenheimer Bond Fund/VA (4/3/85)
Oppenheimer Capital Appreciation Fund/VA (4/3/85)
Oppenheimer Global Securities Fund/VA2 (11/12/90)
Oppenheimer High Income Fund/VA (4/30/86)
Oppenheimer Main Street® Growth & Income Fund/VA (7/5/95)
Oppenheimer Strategic Bond Fund/VA2 (5/3/93)
Oppenheimer International Growth Fund/VA2 (5/13/92)
Scudder VIT Small Cap Index Fund[1] (8/22/97)
T. Rowe Price Blue Chip Growth Portfolio (12/29/00)
T. Rowe Price Equity Income Portfolio (33194)
T. Rowe Price Mid-Cap Growth Portfolio (12/31/96)
Templeton Securities Fund (Class 2)[2,8] (5/1/92)
Franklin Small Cap Value Securities Fund (Class 2) (5/1/98)

1.
Investments in companies with small market capitalizations (“small caps”) may be subject to greater price volatility than investments in companies with larger capitalizations because small caps are generally subject to special risks such as narrower markets, less financial resources and less liquid stocks.

2.
There are special risks associated with international investing such as differences in accounting practices, political changes, and currency fluctuations. These risks are heightened in emerging markets.

3.
Short-term performance for the INVESCO VIF–Technology Fund, as with other sector funds in general, may be more volatile than for more-diversified equity funds. Sector funds may experience rapid portfolio turnover. They are most suitable for use in the aggressive component of an investment program.

4.	Although the MML Equity Fund commenced operations 9/15/71, the information necessary to calculate returns is available only for 1974 and later years.
5.
Performance for MML Equity Index Fund (Class II) reflects a blended figure, combining: (a) for periods prior to Class II inception on 5/1/00, historical results of Class I; and (b) beginning 5/1/00, Class II results reflecting a lower fee structure.

6.
An investment in money market funds is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or by any other federal agency. Although money market funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in these funds.

7.
The yield quotation more closely reflects the current earnings of the money market fund than the total return quotation. It is an annualized rate based on results over the last seven days of the period.

8.
Performance for Class 2 Shares reflect a blended figure, combining: (a) for periods prior to Class 2 inception on 5/1/97, historical results of Class 1 shares; and (b) beginning 5/1/97, Class 2 results reflecting an additional 12b-1 fee expense that also affects future performance. Performance prior to 5/1/00 merger reflects the historical performance of the Templeton International Fund.

10

The rates of return we report will not be illustrative of how actual investment performance will affect the benefits under the policy. Neither are they necessarily indicative of future performance. Actual rates may be higher or lower than those reported. You may, however, consider the rates of returns we report in assessing the competence and performance of the funds’ investment advisers.

We currently post investment performance reports for VUL GuardSM on our Web site at www.massmutual.com. You can also request a copy of the most recent report from your personal financial representative or by calling our Life Service Center Hub at 1-800-272-2216, Monday – Friday, 8 AM to 8 PM Eastern Time. Questions about the information in these reports should be directed to your personal financial representative.

We may also distribute sales literature comparing the divisions of the Separate Account to established market indices, such as the Standard & Poor’s 500 Stock Index® and the Dow Jones Industrial Average. These comparisons may show the percentage change in the net asset values of the funds or in the accumulation unit values. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the divisions of the Separate Account being compared.

TAXES

MassMutual’s Tax Status. MassMutual is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the “Code”). The segment and the Separate Account are part of MassMutual.

Due to our current tax status, we do not charge the segment for our federal income taxes that may be a result of activity of the segment. Periodically, we review the question of a charge to the segment for our federal income taxes. In the future, we may impose a charge for any federal income taxes we pay resulting from activity of the segment. Depending on the method of calculating interest on policy values allocated to the guaranteed principal account, we may charge for the policy’s share of our federal income taxes that are a result of activity of the GPA.

Under current laws, we may have to pay state or local taxes (in addition to premium taxes). At present, these taxes are not significant. We reserve the right to charge the Separate Account for such taxes, if any, resulting from activity of the Separate Account.

EXPERTS

To be included with the first pre-effective amendment.

FINANCIAL STATEMENTS

The Registrant (Not applicable)

Report of Independent Auditors
Statement of Assets and Liabilities as of December 31, 2001
Statement of Operations for the year ended December 31, 2001
Statement of Changes in Net Assets for the year ended 2001 and for the year ended December 31, 2000
Notes to Financial Statement

The Depositor (To be filed)

Reports of Independent Auditors
Statutory Statements of Financial position as of December 31, 2001 and 2000
Statutory Statements of Income for the years ended December 31, 2001 and 2000
Statutory Statements of Changes in Policyholders’ Contingency Reserves for the years ended December 31, 2001, 2000, and 1999
Statutory Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999
Notes to Statutory Financial Statements

11

PART C

OTHER INFORMATION

Item 27. Exhibits

Exhibit (a)	i	Resolution of the Board of Directors of Massachusetts Mutual Life Insurance Company, establishing the Separate Account.[1]
	ii.	Form of Certificate of Secretary as to the establishment of the VUL GUARDSM segment of the Separate Account.*

Exhibit (b)	Not Applicable

Exhibit (c)	i.	Form of distribution servicing agreement between MML Distributors, LLC and Massachusetts Mutual Life Insurance Company.[2]
	ii.	Form of co-underwriting agreement between MML Investors Services, Inc. and Massachusetts Mutual Life Insurance Company.[2]

Exhibit (d)	i.	Form of Flexible Premium Adjustable Variable Life Insurance Policy*
	ii	Form of Accelerated Death Benefit Rider[3]
	iii.	Form of Additional Insurance Rider*
	iv.	Form of Disability Benefit Rider*
	v.	Form of Guaranteed Insurability Rider*
	vi.	Form of Substitute of Insureds Rider[3]
	vii.	Form of Waiver of Monthly Charges Rider*
	viii.	Form of Waiver of Specified Premiums*

Exhibit (e)	Form of application for Flexible Premium Adjustable Variable Life Insurance Policy.*

Exhibit (f)	i.	Copy of the Charter of Incorporation of Massachusetts Mutual Life Insurance Company.[4]
	ii.	By-Laws of Massachusetts Mutual Life Insurance Company.[4]

Exhibit (g)	Form of Reinsurance Contracts.[5]

Exhibit (h)	Form of Participation Agreements
	i.	American Century Variable Portfolios, Inc.[6]
	ii.	Deutsche Asset Management VIT Funds[7]
	iii.	Variable Insurance Products Fund II6
	iv.	Goldman Sachs Variable Insurance Trust[8]
	v.	INVESCO Variable Investment Funds, Inc.[9]
	vi.	Janus Aspen Series[7]
	vii.	Massachusetts Financial Services Company (MFS)[7]
	viii.	Oppenheimer Variable Account Funds[1]
	ix.	Panorama Series Fund, Inc.[10]
	x.	T. Rowe Price Equity Series, Inc.[8]
	xi.	Franklin Templeton Variable Insurance Products Trust[7]

Exhibit (i)	Not Applicable

Exhibit (j)	Not Applicable

Exhibit (k)	Opinion and Consent of Counsel as to the legality of the securities being registered.*

Exhibit (l)	Not Applicable

Exhibit (m)	Not Applicable

Exhibit (n)	i.	Not Applicable
	ii.	Powers of Attorney[10]
a. Power of Attorney – Roger G. Ackerman[11]
b. Power of Attorney – Robert J. O’Connell[12]
c. Power of Attorney – Howard Gunton[13]
d. Power of Attorney – Marc Racicot[14]

Exhibit (o)	Not Applicable

Exhibit (p)	Not Applicable

Exhibit (q)	SEC Procedures Memorandum to be filed with the Pre-Effective Amendment No. 1 to this Registration Statement describing MassMutual issuance, transfer, and redemption procedures for the Policy.

1	Incorporated by reference to Initial Registration Statement of the Separate Account filed with the Commission as an exhibit on February 28, 1997. (Registration No. 333-22557)
2	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-89798 as an exhibit filed with the Commission on May 1, 1997.
3	Incorporated by reference to the Initial Registration Statement Filing to Registration Statement No. 333-50410 filed with the Commission on Form S-6 as an exhibit on November 21, 2000.
4	Incorporated by reference to the Initial Registration Statement No. 333-45039 on Form N-4 filed with the Commission as an exhibit on January 28, 1998.
5	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 333-50410 filed with the Commission on Form N-6 as an exhibit on July 8, 2002.
6	Incorporated by reference to the Pre-Effective Amendment No. 2 to Registration Statement No. 333-41657 filed with the Commission as an exhibit on May 26, 1998.
7	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-80991 on Form N-4 filed with the Commission on as an exhibit on September 20, 1999.
8	Incorporated by reference to the Initial Registration Statement No. 333-65887 filed with the Commission as an exhibit on October 20, 1998.
9	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 333-80991 on Form N-4 filed with the Commission as an exhibit in April 2000.
10	Incorporated by reference to Registration Statement No. 333-22557 filed with the Commission as an exhibit on February 28, 1997.
11	Incorporated by reference to the Pre-Effective Amendment No. 1 to Registration Statement No. 333-45039 on Form N-4 filed with the Commission as an exhibit on June 4, 1998.
12	Incorporated by reference to the Pre-Effective Amendment No. 1 to Registration Statement No. 333-65887 filed with the Commission on Form S-6 as an exhibit on January 28, 1999.
13	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-88503 filed with the Commission as an exhibit on January 20, 2000.
14	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-73406 filed on Form N-4 filed with the Commission as an exhibit.
*	Filed herewith.

Item 28. Directors and Officers of the Depositor

Directors of Massachusetts Mutual Life Insurance Company

Name, Position, Business Address	Principal Occupation(s) During Past Five Years
Roger G. Ackerman, Director P.O. Box 45 Phoenix, NY 13135	Corning, Inc. Chairman (2001) Chairman and Chief Executive Officer (1996-2000)

James R. Birle, Director 2 Soundview Drive Greenwich, CT 06836	Resolute Partners, LLC Chairman (since 1997)

Gene Chao, Director 733 SW Vista Avenue Portland, OR 97205	Computer Projections, Inc. Chairman, President and CEO (1991-2000)

James H. DeGraffenreidt, Jr., Director 1100 H Street North West Washington, DC 20080
WGL Holdings, Inc.
Chairman and Chief Executive Officer (since 2001)
Chairman, President, and Chief Executive Officer (2000-2001)
Chairman and Chief Executive Officer (1998-2000)
President and Chief Executive Officer (1998)
President and Chief Operating Officer (1994-1998)

Patricia Diaz Dennis, Director 2600 Camino Ramon, Room 4CS100 San Ramon, CA 94853
SBC Pacific Bell/SBC Nevada Bell
Senior Vice President, General Counsel & Secretary (since 2002)
SBC Communications Inc.
Senior Vice President – Regulatory and Public Affairs (1998-2002)
Senior Vice President and Assistant General Counsel (1995-1998)

Anthony Downs, Director 1775 Massachusetts Ave., N.W. Washington, DC 20036-2188	The Brookings Institution Senior Fellow (since 1977)

James L. Dunlap, Director 1659 North Boulevard Houston, TX 77006	Ocean Energy, Inc. Vice Chairman (1998-1999) United Meridian Corporation President and Chief Operating Officer (1996-1998)

William B. Ellis, Director 31 Pound Foolish Lane Glastonbury, CT 06033	Yale University School of Forestry and Environmental Studies Senior Fellow (since 1995)

Robert A. Essner, Director 5 Giralda Farms Madison, NJ 07940
Wyeth (formerly American Home Products)
President and Chief Executive Officer (since 2001)
President and Chief Operating Officer (2000-2001)
Executive Vice President (1997-2000)
Wyeth-Ayerst Pharmaceuticals
President (1997-2000)

Robert M. Furek, Director c/o Shipman & Goodwin One American Row Hartford, CT 06103	Resolute Partners LLC Partner (since 1997) State Board of Trustees for the Hartford School System Chairman (1997-2000)

Charles K. Gifford, Director 100 Federal Street, MA DE 10026A Boston, MA 02110
FleetBoston Financial
President and Chief Executive Officer (since 2001)
President and Chief Operating Officer (1999-2001)
BankBoston, N.A.
Chairman and Chief Executive Officer (1996-1999)
BankBoston Corporation
Chairman (1998-1999) and Chief Executive Officer (1995-1999)

William N. Griggs, Director One State Street, 9th Floor New York, NY 10004	Griggs & Santow, Inc. Managing Director (since 1983)

William B. Marx, Jr., Director 5 Peacock Lane Village of Golf, FL 33436-5299	Lucent Technologies Senior Executive Vice President (1996-1996)

John F. Maypole, Director 55 Sandy Hook Road – North Sarasota, FL 34242	Peach State Real Estate Holding Company Managing Partner (since 1984)

Robert J. O’Connell, Director, Chairman, President and Chief Executive Officer 1295 State Street Springfield, MA 01111
Massachusetts Mutual Life Insurance Company
Chairman (since 2000), Director, President and Chief Executive Officer (since 1999)
American International Group, Inc.
Senior Vice President (1991-1998)
AIG Life Companies
President and Chief Executive Officer (1991-1998)

Marc Racicot, Director 2000 K Street, N.W., Suite 500 Washington, DC 20006-1872	Bracewell & Patterson, LLP Partner (since 2001) State of Montana Governor (1993-2000)

Executive Vice Presidents
Name, Position, Business Address	Principal Occupation(s) During Past Five Years

Susan A. Alfano 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1996-2001)

Lawrence V. Burkett, Jr. 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President and General Counsel (since 1993)

Frederick Castellani 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1996-2001)

Howard Gunton 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President & CFO (since 2001) Senior Vice President & CFO (1999-2001) AIG Life Insurance Co. Senior Vice President & CFO (1973-1999)

James E. Miller 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 1997 and 1987-1996)

Christine M. Modie 1295 State Street Springfield, MA 01111
Massachusetts Mutual Life Insurance Company
Executive Vice President and Chief Information Officer (since 1999)
Travelers Insurance Company
Senior Vice President and Chief Information Officer (1996-1999)

John V. Murphy 1295 State Street Springfield, MA 01111
OppenheimerFunds, Inc.
Chairman, President, and Chief Executive Officer (since 2001)
President & Chief Operating Officer (2000-2001)
Massachusetts Mutual Life Insurance Company
Executive Vice President (since 1997)

Stuart H. Reese 1295 State Street Springfield, MA 01111
David L. Babson and Co. Inc.
Chairman and Chief Executive Officer (since 2001)
President and Chief Executive Officer (1999-2001)
Massachusetts Mutual Life Insurance Company
Executive Vice President and Chief Investment Officer (since 1999)
Chief Executive Director-Investment Management (1997-1999)

Matthew Winter 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1998-2001) Vice President (1996-1998)

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

I. DIRECT SUBSIDIARIES OF MASSMUTUAL—MassMutual is the sole owner of each subsidiary unless otherwise indicated.

A.	CM Assurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

B.	CM Benefit Insurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

C.
C.M. Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company. MML Bay State Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company.

D.	MML Distributors, LLC, a Connecticut limited liability company which operates as a securities broker-dealer.

E.
MassMutual Holding Company, a Delaware corporation which operates as a holding company for certain MassMutual entities. MassMutual Holding Company is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1.	MML Investors Services, Inc., a Massachusetts corporation which operates as a securities broker-dealer.

a.	MML Insurance Agency, Inc., a Massachusetts corporation which operates as an insurance broker.

1.)	DISA Insurance Services of America, Inc., an Alabama corporation which operates as an insurance broker.

2.)	Diversified Insurance Services of America, Inc., a Hawaii corporation which operates as an insurance broker.

3.)	MML Insurance Agency of Mississippi, P.C., a Mississippi corporation which operates as an insurance broker.

4.)	Insurance Agency of Nevada, Inc., a Nevada corporation which operates as an insurance broker.

5.)	MML Insurance Agency of Texas, Inc., a Texas corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through an irrevocable proxy arrangement.)

b.	MML Partners, LLC, a Delaware limited liability company which operates as a securities broker-dealer.

2.
MassMutual Holding MSC, Inc., a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

a.
MassMutual Corporate Value Limited, a Cayman Islands corporation which holds a 90% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc.—46%)

b.	9048-5434 Quebec, Inc., a Canadian corporation which operates the owner of Hotel du Parc in Montreal, Quebec, Canada.

c.	1279342 Ontario Limited, a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

3.	Antares Capital Corporation, a Delaware corporation which operates as a finance company. (MassMutual Holding Company—99%)

4.	Cornerstone Real Estate Advisers, Inc., a Massachusetts corporation which operates as an investment adviser.

1.)
Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, Inc.—50%; MML Realty Management Corporation—50%).

5.	DLB Acquisition Corporation, a Delaware corporation which operates as a holding company for the David L. Babson companies (MassMutual Holding Company—98%).

1.)	David L. Babson & Company Inc., a Massachusetts corporation which operates as an investment adviser.

a.)	Charter Oak Capital Management, Inc., a Delaware corporation which formerly operated as a manager of institutional investment portfolios. (David L. Babson & Company Inc.—100%)
b.)	Babson Securities Corporation, a Massachusetts corporation which operates as a securities broker- dealer.
c.)	Babson-Stewart Ivory International, a Massachusetts general partnership which operates as an investment adviser. (David L. Babson & Company Inc. is one of the general partners—50%).
d.)
FITech Asset Management, L.P. (“AM”) is a Delaware Limited Partnership, formed to manage FITech Domestic Value, L.P. (“the Fund”), a “fund- of-funds” that invests in hedge funds. (David L. Babson & Company Inc. is a limited partner in DP with a controlling interest—58%).

e.)	FITech Domestic Partners, LLC (“DP”) is a Delaware LLC that is the general partner of the Fund. (David L. Babson & Company Inc. owns a controlling interest—58%—of DP.)
f.)	Leland Fund Multi G.P., Ltd. (“Multi”) is a corporation that acts as the general partner to several entities that comprise the hedge fund know as Leland.

6.	Oppenheimer Acquisition Corp., a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding Company—91.91%).

1.)	OppenheimerFunds, Inc., a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.
a.)	Centennial Asset Management Corporation, a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.
i.)	Centennial Capital Corporation, a Delaware corporation which formerly sponsored a unit investment trust.
b.)	HarbourView Asset Management Corporation, a New York corporation which operates as an investment adviser.
c.)	OppenheimerFunds Distributor, Inc., a New York corporation which operates as a securities broker-dealer.
d.)	Oppenheimer Partnership Holdings, Inc., a Delaware corporation which operates as a holding company.
e.)	Oppenheimer Real Asset Management, Inc., a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.
f.)	Shareholder Financial Services, Inc., a Colorado corporation which operates as a transfer agent for mutual funds.
g.)	Shareholder Services, Inc., a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.
h.)
OFI Private Investments, Inc. is a New York based registered investment adviser which manages smaller separate accounts, commonly known as wrap-fee accounts, which are introduced by unaffiliated broker-dealers            , on a subadvisory basis for a stated fee.

i.)
OAM Institutional, Inc. (“OAM”) is a New York based registered investment advisor which provides investment supervisory services on a discretionary basis to individual accounts, pension plans, insurance company separate accounts, public funds and corporations for a stated fee.

j.)	OppenheimerFunds International, Ltd. is a Dublin based investment advisor that advises the Oppenheimer offshore funds known as the Oppenheimer Millenium Funds.

2.)
Trinity Investment Management Corporation, a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

3.)	Oppenheimer Trust Company, a New York corporation which conducts the business of a trust company.

4.)	Tremont Advisers, Inc., a New York-based investment services provider which specializes in hedge funds.

7.
CM Property Management, Inc., a Connecticut corporation which serves as the general partner of Westheimer 335 Suites Limited Partnership. The partnership holds a ground lease with respect to hotel property in Houston, Texas.

8.	HYP Management, Inc., a Delaware corporation which operates as the “LLC Manager” of MassMutual High Yield Partners II LLC, a high yield bond fund.

9.	MassMutual Benefits Management, Inc., a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

10.
MMHC Investment, Inc., a Delaware corporation which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

a.	MassMutual/Darby CBO IM Inc., a Delaware corporation which operates as the “LLC Manager” of MassMutual/Darby CBO LLC, a collateralized bond obligation fund. (MMHC Investment, Inc.—50%)

11.	MML Realty Management Corporation, a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

1.)
Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation—50%; Cornerstone Real Estate Advisers, Inc.—50%).

12.	Urban Properties, Inc., a Delaware corporation which serves as a general partner of real estate limited partnerships and as a real estate holding company.

13.
MassMutual International, Inc., a Delaware corporation which operates as a holding company for those entities constituting MassMutual’s international insurance operations. MassMutual International, Inc. is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

a.	MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company.

1.)	MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent.

2.)
MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 60% by MassMutual Asia Limited and 20% each by MassMutual Services Limited and MassMutual Guardian Limited).

3.)	Protective Capital (International) Limited, a corporation organized in Hong Kong which operates as a mandatory provident funds intermediary.

4.)	MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive.

5.)	MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive.

b.	MassMutual Internacional (Argentina) S.A., a corporation organized in the Argentine Republic which operates as a holding company. (MassMutual International, Inc.—99%; MassMutual Holding Company—1%)

c	MassMutual Services S.A., a corporation organized in the Argentine Republic which operates as a service company. (MassMutual International, Inc.—99.9%)

d.	MassMutual Internacional (Chile) S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International, Inc.—99%; MassMutual Holding Company—1%)

1.)	Compañia de Seguros Vida Corp S.A., corporation organized in the Republic of Chile which operates as an insurance company. (MassMutual Internacional (Chile) S.A.—33.4%)

2.)	Origen Inversiones S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual Internacional (Chile) S.A.—33.5%)

e.	MassMutual International (Bermuda) Ltd., a corporation organized in Bermuda which operates as a life insurance company.

f.	MassMutual (Bermuda) Ltd., a corporation organized in Bermuda which operates as an exempted insurance company.

g.	MassMutual Europe S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International, Inc.—99%; MassMutual Holding Company—1%)

h.	MassLife Seguros de Vida, S.A., a corporation organized in the Argentine Republic which operates as a life insurance company. (MassMutual International, Inc.—99.9%)

1.)	Admiral Life Seguros de Vida, S.A., an Argentine corporation which operates as a life insurance company. (MassLife Seguros de Vida, S.A.—99%, MassMutual International, Inc.—1%)

i.	MassMutual International Holding MSC, Inc., a Massachusetts corporation which operates as a holding company for international and domestic operations and other investments.

1.)	MassMutual Mercuries Life Insurance Company, a Taiwan corporation which operates as a life insurance company. (MassMutual International Holding MSC, Inc.—38%)

j.	MassMutual Life Insurance Company, a Japanese corporation which operates as a life insurance company. (MassMutual International, Inc.—99.5%)

1.)	MassMutual Shuno Company, a Japanese premium collection service provider.

2.)	MassMutual Leasing Company, a Japanese company that leases office equipment and performs commercial lending. (MassMutual Shuno Company—35%; MassMutual Life Insurance Company—10%.)

14.	MassMutual Funding LLC, a Delaware limited liability company which issues commercial paper.

15.	MassMutual Assignment Company, a North Carolina corporation which operates a structured settlement business.

F.	MassMutual Mortgage Finance, LLC, a Delaware limited liability company which makes, acquires, holds and sells mortgage loans.

G.	The MassMutual Trust Company, a federally chartered stock savings bank which performs trust services.

H.	Persumma Financial LLC, a Delaware limited liability company which offers on-line retirement service products.

I.	MassMutual Owners Association, Inc., a Massachusetts company which is authorized to conduct sales and marketing operations.

II. REGISTERED INVESTMENT COMPANY AFFILIATES

Each	of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

A.
DLB Fund Group, a Massachusetts business trust which operates as an open-end investment company advised by David L. Babson & Company Inc. MassMutual owns at least 25% of each series of shares issued by the fund.

B.	MML Series Investment Fund, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates.

C.	MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

D.	MassMutual Institutional Funds, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual.

E.	MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

F.	Panorama Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. All shares issued by the fund are owned by MassMutual and certain affiliates.

Doc. ID: 003673677

Item 30. Indemnification

Article V. of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article V. Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;

(b)	any individual who serves at the request of the Company as a director, board member, committee member, officer or employee of any organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan,

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)
any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

(2)
any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)
any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any of such paragraphs.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers and controlling persons of MassMutual pursuant to the foregoing provisions, or otherwise, MassMutual has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 193, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MassMutual of expenses incurred or paid by a director, officer or controlling person of MassMutual in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MassMutual will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

(a)	MML Distributors, LLC a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

(b)	MML Distributors, LLC, is the principal underwriter for the contracts. The following people are officers and member representatives of the principal underwriter.

OFFICERS AND MEMBER REPRESENTATIVES MML DISTRIBUTORS, LLC
A Connecticut Limited Liability Company

Name	Officer	Business Address
Kenneth M. Rickson	President (5/1/96) CEO (12/22/97) Main OSJ Supervisor (12/22/97)	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Margaret Sperry	Member Representative Massachusetts Mutual Life Insurance Co. (5/1/96) MassMutual Holding Co. (11/2001)	1295 State Street Springfield, MA 01111

Ronald E. Thomson	Vice President (5/1/96)	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Michael L. Kerley	Vice President, Assistant Secretary (5/1/96) Chief Legal Officer (4/25/2000)	1295 State Street Springfield, MA 01111

Matthew E. Winter	Executive Vice President (11/15/2001)	1295 State Street Springfield, MA 01111

Jeffrey Losito	Second Vice President (08/10/2001)	5281 Caminito Exquisito San Diego, CA 92130

Michele G. Lattanzio	Treasurer (09/27/02) Vice President (09/27/02)	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Jerome Camposeo	Assistant Treasurer (06/18/2001)	1295 State Street Springfield, MA 01111-0001

Kevin LaComb	Assistant Treasurer (05/06/02)	1295 State Street Springfield, MA 01111

Ann F. Lomeli	Secretary (11/94)	1295 State Street Springfield, MA 01111-0001

Eileen D. Leo	Assistant Secretary (4/25/2000)	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

H. Bradford Hoffman	Chief Compliance Officer (05/06/2002)	1295 State Street Springfield, MA 01111

Jeffrey M. Sadjak	Registration Manager (09/05/200) Agency Contracting Officer (09/05/02)	1295 State Street Springfield, MA 01111

Thomas A. Monti	Variable Life Supervisor and Hartford OSJ Supervisor (06/18/2001)	140 Garden Street Hartford, CT 06154

Anne Melissa Dowling	Large Corporate Marketing Supervisor (12/22/97)	140 Garden Street Hartford, CT 06154

David W. O’Leary	Variable Annuity Supervisor (06/18/2001)	140 Garden Street Hartford, CT 06154

Cynthia W. Hibert	Continuing Education Officer (09/05/02)	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Daniel M. Colarusso	Technology Officer (09/05/02)	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

(c)	Name of Principal Underwriter	Net Underwriting Commissions	Other Compensation
	MML Distributors, LLC	$12,606,491.00[1]	$10,000.00[2]
[1]
Commissions will be paid through MML Distributors to agents and selling brokers for selling the policy. Since sales of VUL GuardSM have not commenced as of this date, no commissions have been paid to date.

[2]	MML Distributors receives compensation for its activities as underwriter for the Separate Account. Compensation paid to and retained by MML Distributors in 2001 was $10,000.

Item 32. Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Massachusetts Mutual Life Insurance Company, 1295 State Street, Springfield, Massachusetts 01111.

Item 33. Management Services

Not Applicable

Item 34. Fee Representation

REPRESENTATION UNDER SECTION 26(e)(2)(A) OF
THE INVESTMENT COMPANY ACT OF 1940

Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium variable universal life insurance policies described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

SIGNATURES

Pursuant to the requirements of Securities Act of 1933, the Registrant, Massachusetts Mutual Variable Life Separate Account I, certifies that it has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, duly authorized in the City of Springfield and the Commonwealth of Massachusetts on the 25th day of November 2002.

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
(Depositor)

By: /s/ Robert J. O’Connell*
Robert J. O’Connell, Director, Chairman, President and Chief Executive Officer
Massachusetts Mutual Life Insurance Company

/s/ Richard M. Howe *Richard M. Howe	On November 25, 2002, as Attorney-in-Fact pursuant to powers of attorney incorporated by reference.

As required by the Securities Act of 1933, this Initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert J. O’Connell* Robert J. O’Connell	Director, Chairman, President and Chief Executive Officer	November 25, 2002

/s/ Howard Gunton* Howard Gunton	Executive Vice President, Chief Financial Officer, and Chief Accounting Officer	November 25, 2002

/s/ Roger G. Ackerman* Roger G. Ackerman	Director	November 25, 2002

/s/ James R. Birle* James R. Birle	Director	November 25, 2002

/s/ Gene Chao* Gene Chao, Ph.D.	Director	November 25, 2002

/s/ James H. DeGraffenreidt* James H. DeGraffenreidt	Director	November 25, 2002

/s/ Patricia Diaz Dennis* Patricia Diaz Dennis	Director	November 25, 2002

/s/ Anthony Downs* Anthony Downs	Director	November 25, 2002

/s/ James L. Dunlap* James L. Dunlap	Director	November 25, 2002

/s/ William B. Ellis* William B. Ellis, Ph.D.	Director	November 25, 2002

Robert Essner Robert Essner	Director

/s/ Robert M. Furek* Robert M. Furek	Director	November 25, 2002

/s/ Charles K. Gifford* Charles K. Gifford	Director	November 25, 2002

/s/ William N. Griggs* William N. Griggs	Director	November 25, 2002

/s/ William B. Marx, Jr.* William B. Marx	Director	November 25, 2002

/s/ John F. Maypole* John F. Maypole	Director	November 25, 2002

/s/ Marc Racicot* Marc Racicot	Director	November 25, 2002

/s/ Richard M. Howe *Richard M. Howe	on November 25, 2002, as Attorney-in-Fact pursuant to powers of attorney incorporated by reference.

INDEX TO EXHIBITS

Exhibit (a)	ii.	Form of Certificate of Secretary as to the establishment of the VUL GUARDSM segment of the Separate Account.

Exhibit (d)	i.	Form of Flexible Premium Adjustable Variable Life Insurance Policy
	iii.	Form of Additional Insurance Rider
	iv.	Form of Disability Benefit Rider
	v.	Form of Guaranteed Insurability Rider
	vii.	Form of Waiver of Monthly Charges Rider
	viii.	Form of Waiver of Specified Premiums

Exhibit (e)	Form of application for Flexible Premium Adjustable Variable Life Insurance Policy.

Exhibit (k)	Opinion and Consent of Counsel as to the legality of the securities being registered.